UNITED STATES OF AMERICA before the SECURITIES AND EXCHANGE COMMISSION	File No. 812-14300

In the Matter of THE ADAMS EXPRESS COMPANY and PETROLEUM & RESOURCES CORPORATION
Amendment No. 1 and restatement of the Application for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940 Granting an Exemption from Sections 18(d) and 23(a) and (b) of the Act, Pursuant to Section 23(c)(3) of the Act Granting an Exemption from Section 23(c) of the Act, and Pursuant to Rule 17d-1 Under the Act to Permit Certain Joint Transactions Otherwise Prohibited by Section 17(d) of the Act

Please direct all communications regarding this Application to:

Lawrence L. Hooper, Jr. Vice President, General Counsel and Secretary The Adams Express Company 7 Saint Paul Street Baltimore, MD 21202 (800) 638-2479

with a copy to:

Kevin C. Smith Chadbourne & Parke LLP 1301 Avenue of the Americas New York, NY 10019-6022 (212) 408-1092

Page 1 of 119 pages (including exhibits).

Page
I. INTRODUCTION	1
II. BACKGROUND INFORMATION CONCERNING THE APPLICANTS	3
III. REASONS FOR REQUEST	6
IV. DESCRIPTION OF THE PLANS	8
A.	Administration and Specifications of the Plans.	9
B.	Shares Available Under the Plans; Terminating the 2005 Incentive Plans.	11
C.	Dilution Resulting from the Plans.	13
D.	Awards under the Plans.	15
1.	Types of Awards.	15
2.	Performance Awards.	20
3.	Non-Employee Director Awards.	21
E.	Operation of the Plans.	23
V. APPLICABLE STATUTORY PROVISIONS	25
A.	Section 18(d) and Sections 23(a), (b) and (c).	25
B.	Section 17(d) and Rule 17d-l.	27
VI. DISCUSSION OF AUTHORITIES	29
A.	Prior Commission Orders and Regulations.	29
1.	Orders Relating to Use of Equity-Based Compensation by Internally-Managed Closed-End Investment Companies.	30
2.	Orders and Regulations Relating to Use of Equity-Based Compensation by BDCs	33
3.	Statutory Provisions and Orders Relating to Director Options	35
B.	Standards for Exemption Under Section 6(c).	36
1.	Necessary or Appropriate in the Public Interest.	36
2.	Consistency with the Protection of Investors.	38
3.	Consistency with the Purposes of the Act.	46
C.	Standards for Relief Under Section 17(d) and Rule 17d-1 Thereunder.	46
D.	Standards for Exemption Under Section 23(c)(3).	48
VII. CONDITIONS	49
VIII. ADDITIONAL INFORMATION	54
IX. AUTHORIZATION AND COMPLIANCE WITH RULE 0-2 UNDER THE INVESTMENT COMPANY ACT OF 1940	55

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EXHIBITS

Exhibit A:	The Adams Express Company 2015 Incentive Compensation Plan
Exhibit B:	Petroleum & Resources Corporation 2015 Incentive Compensation Plan
Exhibit C:	Authorization of The Adams Express Company
Exhibit D:	Authorization of Petroleum & Resources Corporation
Exhibit E:	Verification of The Adams Express Company
Exhibit F:	Verification of Petroleum & Resources Corporation

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INTRODUCTION

The Adams Express Company, a Maryland corporation (“Adams”), and Petroleum & Resources Corporation, a Maryland corporation (“Petroleum”, Adams and Petroleum are also each individually referred to as the “Applicant” and  collectively, as the “Applicants”), internally-managed, closed-end investment companies registered under the Investment Company Act of 1940 (the “Act”),1 hereby submit this application (the “Application”) to the Securities and Exchange Commission (the “Commission”) for an order (the “Order”) pursuant to Sections 6(c) of the Act granting an exemption from Sections 18(d) and 23(a) and (b) of the Act, pursuant to Section 23(c)(3) of the Act granting an exemption from Section 23(c) of the Act, and pursuant to Rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by Section 17(d) of the Act.
This Application is for an Order granting relief to permit the adoption of The Adams Express Company 2015 Incentive Compensation Plan (the “2015 Adams Plan”) and the Petroleum & Resources Corporation 2015 Incentive Compensation Plan (the “2015 Petroleum Plan” and together with the 2015 Adams Plan, the “Plans”), substantially in the forms attached as Exhibits A and B.

1	Unless otherwise indicated, all Section references are to the Act.

The Plans would permit the Applicants to issue stock options (“Options”), stock appreciation rights (including freestanding and tandem stock appreciation rights) (“Stock Appreciation Rights”), restricted shares of stock (“Restricted Stock”), restricted stock units (“Restricted Stock Units”), deferred stock units (“Deferred Stock Units”), shares of common stock granted as a bonus (“Bonus Stock”) and awards denominated in cash (“Cash Awards”)2 (each award is referred to individually as an “Award” and, collectively, as “Awards”), to Eligible Persons3, subject to the terms and conditions discussed below. In addition, the Plans would permit dividend equivalents to be awarded in connection with any Awards under the Plans while the Awards are outstanding or otherwise subject to a restriction period on a like number of shares of common stock of the Applicants. Furthermore, certain Awards may be subject to performance conditions as may be specified by the respective Committees (as defined below).

2	To the extent that a Cash Award is settled in cash, the Applicants are not requesting any relief hereunder.

3
“Eligible Persons” is defined, with respect to an Applicant, to mean any person, including officers, in the regular employment of the Applicant and/or its subsidiaries on a full-time basis or of both Adams (and/or any subsidiary thereof) and Petroleum (and/or any subsidiary thereof) on a combined full-time basis (“Employees”), and the respective directors of the Applicant who at the time an Award is to be granted under each Plan are not Employees (“Non-Employee Directors”). Employees who serve both Adams and Petroleum on a combined full-time basis would be eligible to receive Awards under both Plans. Any future subsidiaries of the Applicants will comply with the terms and conditions of any order granted pursuant to this application.

The adoption of the Plans and their operation raise issues under Sections 17(d), 18(d) and 23(a), (b) and (c) of the Act and Rule 17d-l thereunder.
As discussed in greater detail below, the Applicants note that the relief sought in this Application is largely similar to the relief provided to Central Securities Corporation (“Central”) in an order granted to Central by the Commission on February 1, 2012 (the “2012 Order”), to the Applicants in an order granted to the Applicants on March 8, 2005 (the “2005 Order”). The Applicants believe that the facts and circumstances relating to the 2012 Order and the 2005 Order are substantially similar to the facts and circumstances relating to the relief sought in this Application with respect to Adams and Petroleum.

II.  BACKGROUND INFORMATION CONCERNING THE APPLICANTS

Each of the Applicants has been engaged in business as an internally-managed, closed-end investment company since 1929 and each is a registered closed-end investment company under the Act.  Adams’ principal business is the ownership and management of its investment portfolio, which consists predominantly of equity securities.  Petroleum’s principal business is also the ownership and management of its investment portfolio, which consists predominantly of equity securities and emphasizes investments in energy and natural resources companies.
Adams is currently authorized to issue one hundred fifty million (150,000,000) shares of common stock, par value $0.001 per share (“Adams Stock”).  As of August 31, 2014, 93,606,550 shares of Adams Stock were outstanding.  These shares are listed on the New York Stock Exchange and are held by approximately 38,968 beneficial owners.  In addition, Adams has ten million (10,000,000) authorized and unissued shares of preferred stock, par value $0.001 per share.  Other than for outstanding Awards under the previously-approved equity compensation plans, Adams does not have any other securities outstanding.  Petroleum is currently authorized to issue fifty million (50,000,000) shares of common stock, par value $0.001 per share (“Petroleum Stock”).  As of August 31, 2014, 26,651,101 shares of Petroleum Stock were outstanding.  These shares are listed on the New York Stock Exchange and are held by approximately 26,951 beneficial owners, including Adams, which beneficially owns approximately 8.2% of Petroleum stock as of August 31, 2014.4  In addition, Petroleum

4
Adams first acquired an ownership interest in Petroleum in 1929, and by 1940 Adams owned approximately 7.1% of the outstanding voting shares of Petroleum.  Through continued ownership of these shares, with the additions from stock dividends and participation in rights offerings discussed below, Adams presently owns approximately 8.2% of the outstanding voting shares of Petroleum.  Section 12(d) of the Act, as originally enacted, restricted the purchase or other acquisition, after the enactment of the Act, by investment companies of securities issued by other investment companies under specified circumstances.  (Section 12(d) of the Act was amended in 1970, but still restricts the purchase or other acquisition by investment companies of securities issued by other investment companies under specified circumstances.)  Section 12(d) of the Act, both as originally enacted and as amended to date, excepts from the restriction on acquisitions and purchases securities received as dividends.  As noted above, Adams’ initial acquisition and ownership of shares of Petroleum pre-dated the Act.  Since the Act became effective, Adams has not purchased or otherwise acquired shares of Petroleum other than through stock dividends, with the exception of acquisitions made in 1956 and 1969 in connection

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has five million (5,000,000) authorized and unissued shares of preferred stock, par value $0.001 per share.  Other than for outstanding Awards under the previously-approved equity compensation plans, Petroleum does not have any other securities outstanding.
As of the date of this Application, Adams has eight directors (seven of whom are neither Employees nor “interested persons” of Adams as defined in Section 2(a)(19) of the Act (“Non-Interested Directors”)) and eighteen Employees (including five executive officers), and Petroleum has eight directors (seven of whom are Non-Interested Directors) and sixteen Employees (including five executive officers).  The boards of Adams and Petroleum are comprised of the same individuals.  Of the Employees identified above, there are fifteen Employees who serve both Adams and Petroleum.
On March 8, 2005, the Commission issued the 2005 Order granting exemptions from Sections 17(d), 18(d) and 23(a), (b) and (c) of the Act to the Applicants. At their respective annual meetings held in April 2005, the stockholders of the Applicants approved the Adams 2005 Equity Incentive Compensation Plan (the “2005 Adams Plan”) and the Petroleum 2005 Equity Incentive Compensation Plan (the “2005 Petroleum

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with certain rights offerings by Petroleum (each of which were made pursuant to exemptive orders issued by the Commission, see In the Matter of The Adams Express Company, Investment Company Act Release No. 2363 (May 28, 1956) and In the Matter of The Adams Express Company, Investment Company Release No. 5744 (July 16, 1969)).

Plan”, and together with the 2005 Adams Plan, the “2005 Incentive Plans”).  The 2005 Incentive Plans were adopted in reliance on the 2005 Order.
As of August 31, 2014, 3,038,388 shares of Adams Stock were available for future grant under the 2005 Adams Plan and 740,910 shares of Petroleum Stock were available for future grant under the 2005 Petroleum Plan.  As of August 31, 2014, the number of shares subject to outstanding awards was approximately 189,722 shares of Adams Stock under the 2005 Adams Plan and approximately 61,991 shares of Petroleum Stock under the 2005 Petroleum Plan.
The 2005 Incentive Plans expire by their terms on April 27, 2015 and no further grants would be made under the 2005 Incentive Plans following the earlier of April 27, 2015, and the approval of the Plans by the Applicants’ stockholders at the respective annual meetings expected to be held in April 2015.  Existing awards made under the 2005 Incentive Plans would remain outstanding and would remain subject to the terms and conditions of the 2005 Incentive Plans.

III.  REASONS FOR REQUEST

Because the investment management business is highly competitive, the Applicants believe that their successful operation will depend on their ability to attract, motivate and retain their employees with competitive compensation packages similar to those offered by their competitors.  Many of the companies with whom the Applicants compete for management talent are not registered investment companies subject to the restrictions of the Act and are thus able to offer their directors, officers and other personnel various types of non-cash, deferred compensation, including opportunities for equity participation in the enterprise, as well as cash incentive and performance based compensation.
In the application for the relief provided by the 2005 Order, the Applicants noted the severe competitive disadvantage they would suffer if they were not permitted to provide equity-based compensation. Central, in its application for the relief provided by the 2012 Order, also noted that it would suffer similar competitive disadvantage if it were not permitted to provide equity-based compensation.  The Applicants continue to believe that they could suffer such a disadvantage unless the Order sought in this Application is granted and thus are seeking the Order in order to adopt the Plans to replace the 2005 Incentive Plans that are expiring.
Similar to the 2005 Incentive Plans, the Plans would, among other things, continue to give the Applicants the flexibility to offer other equity-based compensation to the Employees based on Adams Stock and Petroleum Stock, as applicable, including shares of Restricted Stock, Restricted Stock Units and Deferred Stock Units.  The Plans also would permit the Applicants to issue Restricted Stock Units, Deferred Stock Units and dividend equivalents to Non-Employee Directors serving on the Applicants’ boards of directors (the “Boards”), a compensation method widely regarded as a desirable way to ensure that director and stockholder interests are aligned.

IV.  DESCRIPTION OF THE PLANS
The relief sought in the Application would:

•	permit the Applicants to adopt and operate the Plans, pursuant to which incentive compensation based on Adams Stock and Petroleum Stock, as applicable, could be granted to Eligible Persons;

•	permit the Applicants, pursuant to the Plans, to issue Awards that expire later than 120 days after their issuance and that are not issued exclusively and ratably to their existing stockholders;

•	permit the Applicants, pursuant to the Plans, to issue their securities for services;

•	permit the Applicants, pursuant to the Plans, to issue shares of Adams Stock and Petroleum Stock, as applicable, to Eligible Persons at a price below the stock’s net asset value on the date of issue;

•	permit the Applicants, pursuant to the Plans, to repurchase their securities from participants in the Plans; and

•
permit the Applicants, pursuant to the Plans, to pay performance-based compensation, including compensation satisfying the requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”).

Each Plan, in its proposed form (substantially in the form attached as Exhibits A and B), has been approved by the applicable Board, including a majority of the Non-Interested Directors of the applicable Applicant, which directed the filing of this Application with the Commission.  To the extent any material revisions are made to the proposed form of a Plan before its becoming final, the revised form of the Plan will be subject to final approval by the applicable Board, including a majority of the Non-Interested Directors of each Applicant.  Subject to receipt of the Order, each Applicant’s Board is expected to approve the submission of the respective Plan, in its final form, to stockholders for approval at each Applicant’s annual meeting expected to be held in April 2015 or as soon thereafter as practicable.  The Plans, in their final forms, will become effective upon approval by stockholders.  In addition, each Applicant will submit its respective Plan to stockholders for approval once every five years.
A.	Administration and Specifications of the Plans.

Each of the Plans will be administered by the Compensation Committee comprised of members of the sponsoring Applicant’s Board (the “Committees”).  Each Committee is and will be composed solely of three or more directors who (i) are Non-Interested Directors of the relevant Applicant, (ii) are “non-employee directors” within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934 (the “Exchange Act”) and (iii) are “outside directors” as defined under Section 162(m) of the Code.  Currently, each Committee is composed of four directors, each of whom satisfies these criteria.
The Plans permit the applicable Committee to approve, subject to the ratification by the respective Board, the grants of Awards.
Grants under each Plan may be made only to Eligible Persons.  In any thirty-six month period during which a Plan is in effect, an Eligible Person may not be granted Awards under that Plan relating to more than (i) 300,000 shares of stock in respect of Options, (ii) 300,000 shares of stock in respect of Stock Appreciation Rights, (iii) 300,000 shares of stock in respect of Restricted Stock, (iv) 300,000 shares of stock in respect of Restricted Stock Units, (v) 300,000 shares of stock in respect of Deferred

Stock Units and (vi) 300,000 shares of stock in respect of Bonus Stock. Outstanding awards granted under the 2005 Incentive Plans would not be taken into account in calculating these limitations.  In addition, in no event may the total number of shares of Adams Stock or Petroleum Stock, as the case may be, with respect to which all types of Awards may be granted to an Eligible Person under the applicable Plan exceed 300,000 shares of stock within any thirty-six month period during which the Plan is in effect.  These limitations, which are separate limitations under each Plan, are intended to meet the technical requirements imposed by the Code.  In any event, no person will be granted Awards relating to more than 35% of the shares initially reserved for issuance under the relevant Plan (as such number of shares initially reserved for issuance may be adjusted under the terms of the Plans as described in Section IV.B below). Cash Awards that are settled in cash will not count against the limit described in the preceding sentence.
For those Employees who primarily serve one Applicant (e.g., portfolio analysts that focus on sectors that primarily relate to one Applicant), such Employees would only be expected to receive Awards from that Applicant.  With respect to other Employees that serve both Adams and Petroleum, the Applicants expect that such Employees will receive grants of Awards from both Applicants because such Employees make significant contributions to the success of both companies. Each Applicant’s Compensation Committee, which will administer the Applicant’s Plan and approve Awards thereunder, is expected to take into consideration work performance, value contribution and alignment with the interests of the stockholders of the Applicant when determining the appropriate Award amounts for Employees of the Applicant, including Employees who serve both Applicants.
The type and amount of Awards that may be made to Non-Employee Directors under the Plans are limited and are described below.
B.	Shares Available Under the Plans; Terminating the 2005 Incentive Plans.

The total number of shares of each Applicant’s stock reserved and available for delivery in connection with Awards under the applicable Plan (other than any shares of Adams Stock or Petroleum Stock, as applicable, issued in payment of dividend equivalents) is 4% of the outstanding shares of the applicable Applicant as of the effective time of the Plan.  As of August 31, 2014, this represents 3,744,262 shares of Adams Stock and 1,066,044 shares of Petroleum Stock.  As discussed in greater detail below, the 4% limitation is lower than the 4.4% threshold approved by the Commission in the 2012 Order, the same as the 4% threshold approved by the Commission in the 2005 Order.
In the event that a dividend, capital gain distribution or other distribution, recapitalization, forward or reverse stock split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, liquidation, dissolution or other similar corporate transaction affects the common stock of an Applicant, then the relevant Committee will, in such manner as it may deem equitable, adjust any or all of (i) the aggregate number of shares subject to the relevant Plan; (ii) the number and kind of shares which may be delivered under the relevant Plan; (iii) the number and kind of shares by which per-person Award limitations are measured; (iv) the number and kind of shares subject to or deliverable in respect of outstanding Awards; and (v) the exercise price or grant price relating to any Award.  In addition, after the occurrence of any such corporate transaction, the relevant Committee will also have the authority to make provision for payment of cash or other property in respect of an Award.  Furthermore, in the event a capital gains distribution is made to the Applicants’ stockholders, the exercise price of outstanding Options and the grant price of outstanding stock appreciation rights issued under the Plans may be reduced to reflect any such distribution made after the date of grant (provided that no such reduction will be made that would reduce the exercise price or grant price below zero).  However, no adjustments will be made in the case of a cash income dividend.
In addition, the Plans provide that shares of Adams Stock and Petroleum Stock, as the case may be, subject to Awards under the Plans that are canceled, expired, forfeited, settled in cash or otherwise terminated without a delivery of shares to an Eligible Person, plus (i) the number of shares withheld in payment of any exercise or purchase price of an Award or taxes relating to any Award and (ii) the number of shares surrendered in payment of any exercise or purchase price of an Award or taxes relating to any Award, will again be available for Awards under the relevant Plan, except that if any such shares could not again be available for Awards to a particular Eligible Person under any applicable law or regulation, such shares will be available exclusively for Awards to Eligible Persons who are not subject to such limitation. Notwithstanding the foregoing, any shares of Adams Stock and Petroleum Stock subject to an Option (or part thereof) that is canceled upon exercise of a stock appreciation right will be treated as if the Option itself were exercised and such shares will no longer be available for Awards under the relevant Plan.
C.	Dilution Resulting from the Plans.

The maximum potential dilution to an Applicant’s stockholders (in terms of net asset value per share) that would result from grants of Awards under a Plan would be approximately 3.85%.  This assumes that immediately after the effective date of the Plan, Awards covering all shares of the Applicant’s stock available under the Plan are granted as Restricted Stock (which will have the same potential dilutive impact on the Applicants’ stock as would the issuance of the Applicants’ common shares).  The Applicants note, however, that Options may also be granted under the Plans which would limit dilution to the Applicants’ stockholders as the exercise price of Options must be at least 100% of the Fair Market Value5 of the stock on the date of grant, subject to adjustment to reflect capital gains distributions after the date of grant.

5
For purposes of the Plans, “Fair Market Value” of an Applicant’s stock equals the mean of the high and low sale prices per share of the stock of the Applicant as reported on the New York Stock Exchange—Composite Transactions (or such other national securities exchange or automated inter-dealer quotation system on which the stock has been duly listed and approved for quotation and trading) on the relevant

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Awards granted and outstanding under the 2005 Incentive Plans were not factored into the determination of maximum potential dilution under the Plans.  As of August 31, 2014, outstanding awards under the 2005 Incentive Plans consisted of the following: (i) 143,286 shares of Restricted Stock with respect to Adams Stock and 39,891 shares of Restricted Stock with respect to Petroleum Stock, (ii) rights to receive 21,000 shares of Adams Stock pursuant to Restricted Stock Units and rights to receive 11,200 shares of Petroleum Stock pursuant to Restricted Stock Units, and (iii) rights to receive 25,436 shares of Adams Stock pursuant to Deferred Stock Units and rights to receive 10,900 shares of Petroleum Stock pursuant to Deferred Stock Units.  This represents only 0.20% and 0.23% of the currently outstanding shares of Adams Stock and Petroleum Stock on a fully diluted basis, respectively. Moreover, the 2005 Incentive Plans will expire by their terms on April 27, 2015 and no further grants would be made under the 2005 Incentive Plans following approval of the Plans by stockholders at the respective annual meetings.  Based on the foregoing, the Applicants believe that the potential dilutive effect of outstanding grants under the 2005 Incentive Plans is de minimis.

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date, or if no sale of the stock is reported for such date, the next preceding day for which there is a reported sale.

D.      Awards under the Plans.
1.	Types of Awards.

The Plans are flexible and permit the relevant Committee, subject to ratification by the applicable Board, to grant various types of Awards to Eligible Persons who are Employees, subject to the limitations summarized below.  Grants under the Plans to Non-Employee Directors are limited to those described in Section IV.D.3 below:
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Stock Options.  The relevant Committee may grant Options to Eligible Persons, provided that the per share exercise price of such Options is not less than the Fair Market Value of a share of the Applicant’s stock on the date of the grant, except as such price is adjusted to reflect certain corporate actions.  The relevant Committee will determine the time or times at which, or the circumstances under which, an Option may be exercised in whole or in part (including based on achievement of performance goals and/or future service requirements), the methods by which such exercise price may be paid or deemed to be paid (e.g., when an Eligible Person is permitted to pay the exercise price using stock, but is not required physically to deliver a stock certificate, the Eligible Person can attest to the “deemed delivery” of his/her stock certificate), the form of such payment (which may include cash or stock) and the methods by or forms in which common stock will be delivered or deemed to be delivered to Eligible Persons.  Except as the applicable Committee determines otherwise, Options will become exercisable after the first anniversary of the date of grant, subject to the Eligible Person’s continued employment or service with the applicable Applicant.  Options issued under the Plans will expire no later than ten years from the date of grant.  In addition, if and to the extent provided for in the applicable Award agreement, the Option price per share may be reduced after grant of the Option to reflect capital gains distributions to an Applicant’s stockholders made after the date of grant, provided that no such reduction will be made which will reduce the

Option price below zero.6  Unless otherwise determined by the applicable Committee, if (w) an Eligible Person’s employment with an Applicant terminates by reason of death or disability, all of the Eligible Person’s Options will be exercisable for one year or until the expiration date set forth in the applicable Award agreement if earlier; (x) an Eligible Person’s employment with an Applicant terminates by reason of retirement (and, except as otherwise determined by the applicable Committee, the Eligible Person executes a non-competition, non-solicitation, non-disclosure and non-disparagement agreement in a form satisfactory to the Applicant), the Eligible Person’s vested Options will be exercisable for three years or until the expiration date set forth in the applicable Award agreement if earlier; (y) an Applicant terminates the Eligible Person’s employment without cause, the Eligible Person voluntarily resigns or, in the case of an Eligible Person principally employed by a subsidiary of the Applicant, the subsidiary is divested and as a result thereof the Eligible Person is no longer employed by the Applicant or another subsidiary of the Applicant, the Eligible Person’s vested Options will be exercisable for three months or until the expiration date set forth in the applicable Award agreement if earlier; or (z) an Eligible Person’s employment with an Applicant terminates for any other reason (including termination for cause), the Eligible Person’s Options will terminate and cease to be exercisable immediately.

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Stock Appreciation Rights.  The applicable Committee may grant Stock Appreciation Rights to Eligible Persons.  A Stock Appreciation Right is a right to receive, upon exercise, the excess of (i) the Fair Market Value of one share of an Applicant’s stock, as the case may be, on the date of exercise over (ii) the Stock Appreciation Right’s grant price.  The applicable Committee will determine at the date of grant or thereafter, the time or times at which and the circumstances under which a Stock

6
These adjustments reflect the unique nature of investment companies which, as “regulated investment companies”, may distribute up to 100% of their realized net long and short term capital gains and thus be relieved of federal income tax obligations on these gains at the investment company level.  As a result of these adjustments, under current Code provisions, the grants would not qualify as incentive stock options.

Appreciation Right may be exercised in whole or in part (including based on achievement of performance goals and/or future service requirements), the method of exercise, the method of settlement, the form of consideration payable in settlement, the method by or forms in which the stock will be delivered or deemed to be delivered to Eligible Persons, whether or not a Stock Appreciation Right is granted as a tandem award7 and any other terms and conditions of any Stock Appreciation Right.  Except as the applicable Committee determines otherwise, Stock Appreciation Rights will become exercisable after the second anniversary of the date of grant, subject to the Eligible Person’s continued employment or service with the applicable Applicant.  Stock Appreciation Rights issued under the Plans will expire no later than ten years from the date of grant, except that, unless otherwise determined by the applicable Committee, they will be subject to substantially the same termination provisions as for Options described above.  In addition, if and to the extent provided for in the applicable Award agreement, the grant price of a Stock Appreciation Right may be reduced after grant of the Stock Appreciation Right to reflect capital gains distributions to an Applicant’s stockholders made after the date of grant, provided that no such reduction will be made which will reduce the grant price of the Stock Appreciation Right below zero.  Grant of a Stock Appreciation Right will be treated as issuance of a share of stock of the issuing company for purposes of determining the number of shares available under the Plan as long as that Stock Appreciation Right is outstanding.  Stock issued when a Stock Appreciation Right is settled (or, in the case of a Stock Appreciation Right settled in cash, stock that would have been issued if the Stock Appreciation Right were settled in stock) will be deducted from the number of shares available under the Plan.  The grant of a tandem Stock Appreciation Right with an Option will not be treated as an additional issuance of stock because the exercise of the Option or the tandem Stock Appreciation Right would cancel the other.  Thus, the grant of a tandem

7
A Tandem Award is an Award granted in tandem with another Award, usually to provide an alternative form of compensation of comparable economic value.  For example, an Option may be granted in tandem with a Stock Appreciation Right, with the exercise of either canceling the other.

stock appreciation right with an option will be treated under the Plans as one share not two shares.

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Restricted Stock.  Each Plan permits the applicable Committee to make grants of Restricted Stock of the Applicant’s stock, as the case may be, to Eligible Persons.  Restricted Stock is stock that is subject to restrictions on transferability, risk of forfeiture and/or other restrictions.  Except to the extent restricted under the terms of the Plans and any Award agreement relating to the Restricted Stock, an Eligible Person granted Restricted Stock has all the rights of a stockholder, including the right to vote the Restricted Stock and the right to receive dividends.  During the restricted period applicable to the Restricted Stock, the Restricted Stock generally may not be sold, transferred, pledged, hypothecated, margined or otherwise encumbered by the Eligible Person.  Except as the applicable Committee determines otherwise, restrictions on Restricted Stock will lapse in three equal installments after each of the first, second and third anniversaries of the date of grant, subject to the Eligible Person’s continued employment or service with the applicable Applicant.  Except as the applicable Committee determines otherwise, effective immediately after termination of an Eligible Person’s employment during the applicable restriction period, Restricted Stock that is at that time subject to restrictions will be forfeited and reacquired by the relevant Applicant, provided that the  Committee may provide, by rule or regulation or in any Award agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Stock will be waived in whole or in part in the event of terminations resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of Restricted Stock.

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Restricted Stock Units.  Each Plan permits the applicable Committee to make grants of Restricted Stock Units to Eligible Persons.  Restricted Stock Units represent rights to receive stock and are subject to certain restrictions and a risk of forfeiture.  Except as the applicable Committee determines otherwise and except with respect to Restricted Stock Units granted to Non-Employee Directors as described below, restrictions on Restricted Stock Units will lapse and stock in respect of the Eligible Person’s Restricted Stock Units will be delivered to the Eligible Person in three equal installments after the first, second and third anniversaries of the date of grant, subject to the Eligible Person’s continued employment or service with the applicable Applicant.  Except as the applicable Committee determines otherwise, effective immediately after termination of an Eligible Person’s employment or service during the applicable restriction period, Restricted Stock Units that are at that time subject to restrictions will be forfeited and reacquired by the applicable Applicant, provided that the Committee may provide, by rule or regulation or in any Award agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Stock Units will be waived in whole or in part in the event of terminations resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of Restricted Stock Units.

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Deferred Stock Units.  Each Plan permits the applicable Committee to grant Deferred Stock Units to Eligible Persons, which are rights to receive stock, cash or a combination thereof at the end of a deferral period specified by the applicable Committee (or if permitted by the Committee, as elected by the Eligible Person).  Deferred Stock Units may or may not be subject to restrictions (which may include a risk of forfeiture), which restrictions will lapse at the expiration of the specified deferral period or at earlier times, as determined by the applicable Committee.  Except as the applicable Committee determines otherwise, effective immediately after termination of an Eligible Person’s employment during the applicable deferral period or portion thereof to which forfeiture conditions apply, all Deferred Stock Units that are at that time subject to deferral (other than a deferral at the election of an Eligible Person) will be forfeited, provided that the Committee may provide, by rule or regulation or in any Award agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Deferred Stock Units will be waived in whole or in part in the event of terminations resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of Deferred Stock Units.

•
Bonus Stock.  Each Plan permits the applicable Committee to make grants of Bonus Stock.  Except as otherwise determined by the applicable Committee, Bonus Stock will vest immediately and shall not be subject to any restrictions.

•
Cash Awards.  The applicable Committee is also authorized to grant Cash Awards.  A Cash Award confers on the Eligible Person to whom it is granted a right to receive cash (subject to the last sentence hereof), the amount of which may be based on the achievement, over a specified period of time, of performance goals.  Cash Awards may be satisfied in cash, by delivery of the number of Shares valued at the Fair Market Value on the payout date (or, in the discretion of the applicable Committee, the day immediately preceding that date), or a combination thereof, as determined by the applicable Committee at the date of grant or thereafter.

In addition, the Plans permit, to the extent provided for in the applicable Award agreement, recipients of Awards to receive dividend equivalents in respect of such Awards or any portion thereof as specified in the applicable Award agreement equal to the amount or value of any cash or other dividends or distributions payable on an equivalent number of shares of common stock. Any such dividend equivalents will be paid in shares of common stock, cash or a combination thereof as and when provided for in the applicable Award agreement.

2.	Performance Awards.

Under the Plans, the right of an Eligible Person to receive a settlement of any Award, and the timing thereof, may be subject to such performance conditions as may be specified by the applicable Committee.  “Performance Awards” are defined under the Plans as Awards granted to Eligible Persons that are conditioned upon satisfaction, during a period of at least one year but no more than ten years, of performance criteria established by the relevant Committee.  For Performance Awards that are designated by the applicable Committee to qualify as “performance-based compensation” for purposes of Code Section 162(m), the grant, exercise and/or settlement of such Award will be contingent upon the achievement of pre-established performance goals, which will consist of one or more business criteria set by the Committee and a targeted level or levels of performance.  The performance goals will be objective and will otherwise meet the requirements of Code Section 162(m), including the requirement that the level or levels of performance targeted by the applicable Committee results in the achievement of performance goals being “substantially uncertain”.  Achievement of a performance goal may be measured over a performance period of up to ten years for a Performance Award.  The relevant Committee may reduce the amount of a payment to be made in connection with a Performance Award, but may not increase such amount unless the Committee determined at the time of grant that the Award was not intended to qualify as “performance based compensation” for purposes of Code Section 162(m).
3.	Non-Employee Director Awards.

25% of the value of each Non-Employee Director’s total base annual retainer for each calendar year (which amount will be pro-rated in the event such Non-Employee Director has not served as such since the beginning of such year) shall be paid in the form of an award of Restricted Stock Units of Adams and Restricted Stock Units of Petroleum, as applicable, valued at the Fair Market Value of the Adams Stock or Petroleum Stock, as applicable, on the date of grant.  This annual grant shall be made each calendar year immediately following each of the respective annual meetings of stockholders, except with respect to any Non-Employee Director whose initial election to the applicable Board occurs after the date of the annual meeting of stockholders for such year in which case this annual grant for such Non-Employee Director for such year shall be made on the effective date of such initial election.  Each newly elected Non-Employee Director (i) will be awarded the annual grant as described above and (ii) at the effective date of such

Non-Employee Director’s initial election to the Board, will be granted an additional award of Restricted Stock Units of Adams and Restricted Stock Units of Petroleum, as applicable, that is equal in value to 25% of the total value of the full-year base annual retainer for Non-Employee Directors for the year in which such election occurs, with such Restricted Stock Units valued at the Fair Market Value of the Adams Stock or Petroleum Stock, as applicable, on the date of grant. The grant of the additional award described in clause (ii) of the immediately preceding sentence is in addition to, and will not reduce, the annual grant described in clause (i) of the immediately preceding sentence. Non-Employee Directors will also receive dividend equivalents in respect of such Restricted Stock Units equal to the amount or value of any cash or other dividends or distributions payable on an equivalent number of shares of common stock.  The Restricted Stock Units and related dividend equivalents will vest (and become non-forfeitable) and be paid (in the form of shares of common stock) one year from the date of grant.  In addition, Non-Employee Directors may elect each year, not later than December 31 of the year preceding the year as to which the annual grant of Restricted Stock Units is to be applicable, to defer to a fixed date or pursuant to a specified schedule payment of all or any portion of the annual grant of Restricted Stock Units.  Any modification of the deferral election may be made only upon satisfaction of any conditions that the relevant Committee may impose.
Under the Plans, Non-Employee Directors may also elect each year, not later than December 31 of the year preceding the year as to which deferral of fees is to be applicable, to defer to a fixed date or pursuant to a specified schedule all or any portion of the cash retainer to be paid for Board or other service related to Board activities in the following calendar year through the issuance of Deferred Stock Units, valued at the Fair Market Value of the relevant Applicant’s stock on the date when each payment of such retainer amount would otherwise be made in cash. Any modification to the deferral election may be made only upon satisfaction of any conditions that the relevant Committee may impose.
E.	Operation of the Plans.

In the discretion of the relevant Committee and at any time as the relevant Committee deems appropriate, an Award may be granted (subject to final ratification by the applicable Board) either alone or in addition to, in tandem with, or in substitution or exchange for (these Awards are commonly known as “stand alone”, “additional”, “tandem” and “substitute” Awards), any other Award or any award granted under another plan of the applicable Applicant, any subsidiary of the applicable Applicant, or any business entity to be acquired by the applicable Applicant or any subsidiary of the applicable Applicant, or any other right of an Eligible Person to receive payment from the applicable Applicant or any subsidiary of the applicable Applicant (a “Non-Plan Award”).  If an Award is granted in substitution or exchange for another Award or Non-Plan Award, the relevant Committee will require the surrender of such other Award or Non-Plan Award in consideration for the grant of the new Award.

Except as otherwise determined by the relevant Committee, an Option will become exercisable or settleable after the first anniversary of the date of grant, a Stock Appreciation Right will become exercisable or settleable after the second anniversary of the date of grant and a grant of Restricted Stock or Restricted Stock Units (other than grants to Non-Employee Directors) will become settleable in three equal installments after each of the first, second and third anniversaries of the date of grant (provided the Eligible Person continues to be employed by the relevant Applicant).
The Committees will determine the term of each Award, which for any Option or Stock Appreciation Right will not exceed ten years.
Subject to the terms of each Plan and any applicable Award agreement, payments to be made by an Applicant upon the exercise or settlement of an Award may be made in such forms as the applicable Committee will determine (subject to applicable legal restrictions), including, without limitation, cash or stock, and may be made in a single payment or transfer, in installments or on a deferred basis.  The relevant Committee may accelerate the settlement of any Award and pay cash in lieu of delivering stock in connection with such settlement.
Generally, Awards are not transferable, except to a beneficiary upon an Eligible Person’s death or by will or the laws of descent and distribution, and each Award generally must be exercised by an Eligible Person during the Eligible Person’s lifetime.  While the relevant Committee has the power to permit broader transfers, this authority is limited to circumstances in which an Eligible Person desires to make a transfer to a family member, family trust or family partnership to facilitate estate planning. In addition, Awards may be transferred pursuant to a qualified domestic relations order.
Although each Applicant’s Board may amend or terminate the Applicant’s Plan or the relevant Committee’s authority to approve grants of Awards under the Plan at any time, it may not adversely change the terms of any Award previously granted to an Eligible Person without the Eligible Person’s consent.  Adoption of each Plan is subject to final approval by the applicable Board and approval of the applicable Applicant’s stockholders.  In addition, any amendment to a Plan will be subject to the approval of the applicable Applicant’s stockholders to the extent such approval is required by applicable laws or regulations, including exchange rules, or as the relevant Board otherwise determines.  Each Applicant’s Board is required to review the applicable Plan at least annually.

V.  APPLICABLE STATUTORY PROVISIONS

The provisions of the Act set forth below and the applicable rules thereunder currently operate to prohibit the Applicants from granting Awards to Eligible Persons.
A.	Section 18(d) and Sections 23(a), (b) and (c).

Section 18(d) of the Act prohibits any registered management investment company from issuing warrants or rights to subscribe to or purchase its securities, except those issued ratably to a class of the company’s security holders with an exercise period of up to 120 days or in exchange for warrants in connection with a reorganization.  The Applicants’ granting of certain Awards to Eligible Persons would not satisfy these statutory exceptions because no corresponding warrants or rights would be issued to the Applicants’ stockholders and because the Awards would not be issued in connection with a reorganization. Consequently, the granting of such Awards is expressly prohibited by this section.
Issuance of Awards to Eligible Persons also would be prohibited under Section 23 of the Act.  Section 23(a) generally prohibits a registered closed-end investment company from issuing any of its securities for services or for property other than cash or securities.  Section 23(b) prohibits a registered closed-end investment company from selling any common stock of which it is the issuer at a price below the stock’s current net asset value, except with the consent of a majority of the company’s common stockholders at the time of issuance or under certain other enumerated circumstances not applicable to the securities transactions that are the subject of this Application.
Because Awards are forms of compensation, issuance of stock-based Awards to Eligible Persons would constitute the issuance of securities for “services” and, therefore, absent an exemption, would fall within the prohibitions of Section 23(a).  Additionally, Options will be issued with an exercise price that is not less than the Fair Market Value, and other Awards based on common stock of the Applicants are generally valued at Fair Market Value.  The stock of the Applicants has often traded at a discount to their net asset value, and the Applicants expect that their stock may continue to do so.  Consequently, on the date of grant and date of exercise, an Option’s or Stock

Appreciation Right’s exercise price may be less than the net asset value of a share of the Applicants’ stock on such dates.
Section 23(c) generally prohibits a registered closed-end investment company from purchasing any securities of which it is the issuer except in the open market, pursuant to tenders, or “under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors in order to insure that such purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class or classes of securities to be purchased”.  No rule of the Commission addresses repurchases in connection with the exercise of stock options or the vesting of restricted stock, restricted stock units or deferred stock units.  Thus, to the extent that payment for a stock option with previously acquired shares of stock of the Applicants or where shares are withheld by the Applicants in payment of the exercise price, or to the extent that the withholding of shares by the Applicants or the delivery of shares by an Eligible Person in satisfaction of withholding taxes is considered to be a “purchase” by the Applicants of their own securities, Section 23(c) would prohibit the transaction.
B.	Section 17(d) and Rule 17d-l.

Section 17 of the Act establishes standards and requirements for transactions between registered investment companies and certain affiliates.  Section 17(d) of the Act and Rule 17d-1(a), taken together, generally prohibit an affiliated person of a registered investment company (a “first-tier affiliate”), or an affiliated person of such affiliated person (a “second-tier affiliate”), from participating in, or effecting a transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the registered investment company is a participant unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order.  Paragraph (c) of Rule 17d-1 defines “joint enterprise or other joint arrangement or profit-sharing plan” to include “any written or oral plan . . . whereby a registered investment company or a controlled company thereof and any affiliated person . . . have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking, including, but not limited to, any stock option or stock purchase plan. . . .”  Section 2(a)(3) of the Act defines an “affiliated person” of another person to include, among others, (i) any person directly or indirectly owning, controlling, or holding with power to vote, five percent or more of such other person’s outstanding voting securities; (ii) any person five percent or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (iii) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (iv) any officer, director, partner, copartner or employee of such other person; or (v) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof.
Because all Eligible Persons are either directors or Employees of the Applicants or their subsidiaries, the Eligible Persons fall within the scope of Section

17(d) and Rule 17d-1 and, consequently, are prohibited from participating in the Plans, absent grant of the relief sought in this Application.

VI.  DISCUSSION OF AUTHORITIES

The provisions of the Act and the rules thereunder outlined above preclude the Applicants from granting Awards to Eligible Persons absent relief from the Commission.  For the reasons set forth below, the Applicants believe that the requested Order would be in the best interests of the Applicants and their stockholders and meets the standard for relief under the Act.  Moreover, the grant of the Order would be consistent with other longstanding Commission orders and regulations concerning equity-based and other incentive compensation.  The Applicants submit that the forms of Awards that the Applicants may grant under the Plans do not present any issues that are not presented by the precedents discussed below.
A.	Prior Commission Orders and Regulations.

The Commission and Congress have recognized the need for certain types of investment companies, including closed-end investment companies, small business investment companies (“SBICs”) and business development companies (“BDCs”), to offer their employees equity-based compensation as well as incentive and performance-based cash compensation and to offer their non-employee directors equity-based compensation.  The Applicants believe that the ability to offer those types of compensation is as necessary for them to attract and retain management talent as it was for the other investment companies for whom Congress or the Commission has granted relief.

1.      Orders Relating to Use of Equity-Based Compensation by
         Internally-Managed Closed-End Investment Companies.

The important role that equity compensation such as the Awards can play in attracting and retaining qualified personnel has been expressly recognized by the Commission with respect to internally-managed, closed-end investment companies.
In 2005, the Commission issued the 2005 Order which granted the Applicants exemptive relief from Sections 17(a) and (d), 18(d), and 23(a), (b) and (c) of the Act and Rule 17d-1 under the Act.  See In the Matter of The Adams Express Company, et al., Investment Company Act Release No. 26780 (March 8, 2005).  The 2005 Incentive Plans were adopted in compliance with all of the terms and conditions set forth in the 2005 Order. The relief sought in this Application, and the Plans to be adopted by the Applicants if the Commission issues the requested Order, are substantially similar to the application for the 2005 Order and the 2005 Incentive Plans. The principal differences are:

•
the Plans provide for grants of Bonus Stock and Cash Awards to Eligible Persons (whereas the 2005 Incentive Plans did not provide for grants of bonus stock and cash performance awards but did provide for the grant of stock options, stock appreciation rights and deferred stock units); and

•
the Plans provide that (i) a fixed percentage (25%) of the value of the total base annual retainer for each Non-Employee Director for each calendar year will be paid in the form of an award of Restricted Stock Units of Adams and Restricted Stock Units of Petroleum (together with dividend equivalents with respect thereto) and (ii) at his or her initial election to the

Board, each Non-Employee Director will receive an award of Restricted Stock Units of Adams and Restricted Stock Units of Petroleum equal to a fixed percentage (25%) of the total value of the full-year base annual retainer for Non-Employee Directors (whereas the 2005 Incentive Plans provided for a fixed number of initial and annual restricted stock unit grants to non-employee directors).

More recently, in 2012 the Commission granted the 2012 Order, recognizing that the adoption of an equity-based compensation plan such as the one approved by Central “is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act”.  See In the Matter of Central Securities Corporation, Investment Company Act Release No. 29940 (February 1, 2012).  The relief sought in this Application and the Plans to be adopted by the Applicants if the Commission issues the requested Order are substantially similar to the application for the 2012 Order and the plan approved by Central pursuant thereto.  The principal differences are:

•
the Plans provide for grants of  Options, Stock Appreciation Rights and Deferred Stock Units to Eligible Persons (whereas the plan adopted by Central did not provide for grants of stock options, stock appreciation rights or deferred stock units but did provide for grants of bonus stock and cash performance awards);

•	each Plan provides that 4% of the outstanding shares of the applicable Applicant will be reserved and available for delivery (as opposed to 4.4% of outstanding shares permitted in the 2012 Order) and

•
the Plans provide that (i) a fixed percentage (25%) of the value of the total base annual retainer for each Non-Employee Director for each calendar year will be paid in the form of an award of Restricted Stock Units of Adams and Restricted Stock Units of Petroleum (together with dividend equivalents with respect thereto) and (ii) at his or her initial election to the Board, each Non-Employee Director will receive an award of Restricted

Stock Units of Adams and Restricted Stock Units of Petroleum equal to a fixed percentage (25%) of the total value of the full-year base annual retainer for Non-Employee Directors (whereas the plan adopted by Central provided for a fixed number of initial and annual grants of bonus stock without restrictions to non-employee directors).

With respect to differences noted immediately above regarding compensation for Non-Employee Directors, the Applicants believe that granting the Awards based on a fixed percentage of a director’s base annual retainer rather than a fixed number of shares allows the proportionate value of the equity portion of a Non-Employee Director’s compensation in relation to his or her total compensation to remain consistent over the life of the Plans, thereby helping to ensure that the interests of the Non-Employee Directors remain aligned with the interest of the stockholders of the Applicants at a more consistent level over the life of the Plan than having a set number of shares.
The Applicants believe this is consistent with the views of the Commission staff as expressed in its 1999 interpretive release concerning independent directors of investment companies. See Interpretive Matters Concerning Independent Directors Of Investment Companies, Investment Company Act Release No. 24083 (October 14, 1999). In this release the Commission staff stated that it would not recommend enforcement action under Section 22(g) of the Act if open-end funds directly compensate their directors with fund shares, rather than compensating the directors in cash and requiring them subsequently to purchase fund shares, provided that a fixed dollar value is assigned to the directors’ service prior to the time the compensation is payable.  The Commission staff stated that it believed that this method of compensation is functionally equivalent to paying directors in cash, and does not present the dangers of dilution and overvaluation of services that Section 22(g) of the Act was designed to prevent.
The Commission staff also stated that it would not recommend enforcement action under Section 23(a) of the Act if closed-end funds directly compensate their directors with funds shares, provided that the directors’ services are assigned a fixed dollar value prior to the time the compensation is payable.8
The Applicants believe their proposal to design director grants as a fixed percentage of their annual retainer, instead of a fixed number of shares, is consistent with the views of the Commission expressed in this interpretive release.
2.	Statutory Provisions Relating to Use of

Equity-Based Compensation by BDCs.

Congress recognized the importance of equity-based compensation as a means of attracting and retaining qualified management personnel, including non-employee directors, in the Small Business Investment Incentive Act of 1980. Securities granted pursuant to Section 61(a)(3)(B) of the Act to a BDC’s officers and employees are subject

8
The Commission staff also noted in the 1999 interpretive release that Section 23(b) of the Act generally prohibits closed-end funds from selling its shares at a price below their current net asset value and as a result, a closed-end fund that compensates its directors by issuing shares would generally be required to issue such shares at net asset value. The Applicants are seeking exemption from such requirement under Section 23(b) of the Act in this Application.

to certain restrictions. Applicants believe that the Awards to be granted pursuant to the Plans would be subject to restrictions comparable to all of those restrictions; provided, that while BDCs are prohibited from having a profit sharing plan as a condition to issuing securities pursuant to an executive compensation plan under Section 61(a)(3)(B)(iv) of the Act, the Applicants have qualified pension and savings plans in place and these plans would continue in place when the Plans become effective. The Applicants note that the Commission amended its 1985 exemptive order granting exemptions from Sections 17(d), 18(d) and 23(a), (b) and (c) of the Act to internally-managed, closed-end investment company members of the Association of Publicly Traded Investment Funds9 to permit the Applicants to have plans qualified under Section 401(a) of the Code as well as the stock incentive plans originally authorized.  See Association of Publicly Traded Investment Funds, Investment Company Act Release Nos. 15439 (November 26, 1986) and 15496 (December 23, 1986).
Furthermore, in recognition of the importance of the ability to offer equity-based compensation, the Commission has granted exemptive relief to permit closed-end, non-diversified management companies, operated in compliance with the Act’s

9
Both Adams and Petroleum were members of the Association of Publicly Traded Investment Funds, which voluntarily dissolved, and are currently members of the Closed-End Division of the Investment Company Institute, into which the operations of the Association of Publicly Traded Investment Funds were consolidated.

requirements for BDCs, to adopt: (i) stock option plans for their officers and employees  (See, e.g., Capital Southwest Corporation, Investment Company Act Release Nos. 14031 (July 12, 1984) and 14086 (August 7, 1984); Greater Washington Investors, Inc., Investment Company Act Release Nos. 13828 (March 16, 1984) and 13880 (April 11, 1984); Narragansett Capital Corporation, Investment Company Act Release Nos. 12343 (March 31, 1982) and 12396 (April 22, 1982)) and (ii) restricted stock plans for their officers and employees (See, e.g., Triangle Capital Corporation, Investment Company Act Release Nos. 28165 (February 20, 2008) and 28196 (March 18, 2008); Kohlberg Capital Corporation, Investment Company Act Release Nos. 28168 (February 25, 2008) and 28199 (Mar. 24, 2008); Hercules Technology Growth Capital, Inc., Investment Company Act Release Nos. 27815 (May 2, 2007) and 27838 (May 23, 2007); MCG Capital Corporation, Investment Company Act Release Nos. 27258 (March 8, 2006) and 27280 (April 4, 2006)).
3.	Statutory Provisions and Orders Relating to Director Options.

Section 61(a)(3)(B) permits a BDC to grant stock options to its non-employee directors, subject to the same restrictions outlined in Section VI.A.2. above, except that instead of the executive compensation plan being approved by a majority of the BDC’s board of directors, it must be approved by order of the Commission, upon application, on the basis that the plan’s terms are fair and reasonable and do not involve overreaching of the BDC or its stockholders.  The Commission has granted relief pursuant to Section 61(a)(3)(B) in applications by BDCs to grant stock options to their non-employee directors (See, e.g., Medallion Financial Corp., Investment Company Act Release Nos. 30121 (June 21, 2012) and 30139 (July 17, 2012); American Capital, Ltd., Investment Company Act Release Nos. 28895 (September 3, 2009) and 28935 (September 30, 2009); and Kohlberg Capital Corporation, Investment Company Act Release Nos. 28228 (March 28, 2008) and 28239 (April 23, 2008).
B.	Standards for Exemption Under Section 6(c).

Section 6(c) of the Act, which governs the Applicants’ request for exemptive relief from Sections 18, 23(a) and 23(b), provides, in part, that the Commission may, by order upon application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes thereof, from any provisions of the Act if, and to the extent that, such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act’s policy and provisions.
1.	Necessary or Appropriate in the Public Interest.

As indicated in Section VI.A. above, both the Commission and Congress have long recognized the importance of equity-based compensation, such as stock options, in attracting and retaining qualified personnel.  The Applicants submit that maintaining the ability of an investment company in the Applicants’ situation to attract and retain highly qualified personnel is in the public interest, including the interests of the Applicants’ stockholders.  The Applicants compete for talented personnel primarily with banks, investment management firms and other financial services companies that frequently are not investment companies registered under the Act.  These companies are able to offer all types of equity-based compensation to their employees, including stock options, stock appreciation rights, restricted stock, restricted stock units and deferred stock units and, therefore, have an advantage over the Applicants in attracting and retaining highly qualified personnel.  For the Applicants to compete on a more equal basis with such companies, they must have talented personnel and offer them competitive compensation packages.
In some cases, the Plans will allow the Applicants to achieve an economic objective they have the power to achieve now, but with greater protections for the Applicants.  For example, an employer’s grant of restricted stock to an employee provides the same economic incentives as the employer’s payment of a cash bonus coupled with a requirement that the employee use that bonus to acquire shares of the employer’s stock in market transactions, which would not raise the issues presented here under the Act.  The Applicants are placed at less risk by the use of a Restricted Stock grant because the stock is forfeited if the Eligible Person does not fulfill the conditions of the grant.  Similarly, Restricted Stock Units and Deferred Stock Units are agreements to issue underlying stock at the time the shares vest and the specified restrictions or deferral periods lapse, but have additional advantages with respect to tax and accounting treatments applicable to the Applicants or the Eligible Persons.
Stock Appreciation Rights provide the functional equivalent of Options without the actual issuance of the underlying stock, but with different tax and accounting treatment that may be more or less favorable to the Applicants or the Eligible Person than Options.  Use of the equity-based alternatives that will be available under the Plans will enhance the ability of the Applicants to offer compensation arrangements that are attractive to Eligible Persons and more beneficial to the Applicants on a tax, accounting or cash-flow basis.  The Applicants believe that the flexibility to offer these alternative equity-based incentive compensation arrangements is essential to the Applicants’ ability to compete.
2.	Consistency with the Protection of Investors.

The proposed limitations on the requested exemptive order will ensure that the granting of such exemptions would be consistent with the protection of the Applicants’ investors.
Under the Act, investors are protected against dilution of their pro rata voting and equity interests by Section 18(d) and, for investors in closed-end investment companies, by Sections 23(a) and (b).  Section 18(d) expressly prohibits registered investment companies from issuing most types of rights to purchase securities, and Sections 23(a) and (b), respectively, prohibit closed-end investment companies from issuing any securities for services and from selling common stock at a price below the stock’s current net asset value.
The Applicants’ analysis of the impact of the Plans on existing stockholders’ interests indicates that the maximum potential dilution to an Applicant’s stockholders (in terms of net asset value per share) resulting from the grant of Awards under the Plans would be approximately 3.85%.10,11  The Applicants believe that the potential dilutive impact would not be significant, particularly if the establishment of the Plans attracts talented professionals who enhance management of the Applicants’ assets, thus increasing the value of the Applicants’ assets and enhancing stockholders’ interests.
Even if there is net dilution of existing stockholders’ interests from the issuance or exercise of Options or other Awards (including Restricted Stock, which will have the identical potential dilutive impact on the Applicants’ stock as would the issuance of the Applicants’ common shares) under the Plans, the Applicants submit that the limitations on the requested exemptive order will provide protection to investors against dilution of their pro rata interests that are similar to those the Commission has previously found consistent with the purposes and policies of the Act and are even greater than those that Congress imposed on stock options issued by BDCs.  Specifically, the dilutive effect of the Plans on the Applicants’ stockholders would be balanced or limited by at least three factors.

10	This assumes that, immediately after the effective date of the Plans, Awards covering all shares of stock of the Applicants available under the Plans are granted as Restricted Stock.

11	This does not include the dilutive effect of outstanding awards under the 2005 Incentive Plans. For a discussion of the effect of awards under the 2005 Incentive Plans, see page 13.

First, the Plans and any Awards granted thereunder must be approved by a majority of Committee members who are not “interested persons” of the relevant Applicant (as defined under the Act).  Congress apparently found this requirement persuasive in approving the 1980 Amendments.
Second, the percentage of the shares of each Applicant’s stock that may be issued under the Plans will be 4% of its total outstanding shares of common stock.12  As a result, less dilution could occur under the Plans than from stock options issued by BDCs, on which Congress imposed a 25% limit on the maximum increase in the amount of voting securities that could result if all outstanding warrants, options and other rights were exercised.  Furthermore, less dilution would occur under the Plans than from stock awards that could be issued under the 2012 Order, which approved a 4.4% limit.
Finally, each Plan will be submitted to the applicable Applicant’s stockholders for their approval or disapproval.  The proxy statement to be submitted to each Applicant’s stockholders will contain a concise “Plain English” description of the respective Plan and its potential dilutive effect and will comply with Item 10 of Schedule 14A under the Exchange Act.  If a Plan is not approved by stockholders, it will

12
Awards made under the 2005 Incentive Plans prior to the effective date of the Plans will remain outstanding. As discussed above on page 14, as the date hereof, awards outstanding under the 2005 Incentive Plans represent 0.20% and 0.23% of the total outstanding shares of Adams Stock and Petroleum Stock as of August 31, 2014, respectively.

not be implemented.  Thus, each Applicant’s stockholders will have the opportunity to decide for themselves whether the prospective benefits offered by the applicable Plan are worth the dilution that will result from the Plan’s operation.
The existence and nature of the Awards granted will be disclosed in accordance with standards or guidelines adopted by the Financial Accounting Standards Board and the requirements of the Commission under Item 402 of Regulation S-K, Item 8 of Schedule 14A under the Exchange Act and Item 18 of Form N-2. In addition, the Applicants will comply with the disclosure requirements for executive compensation plans applicable to operating companies under the Exchange Act. 13 Therefore, the Applicants conclude that the Plans will be adequately disclosed to investors and appropriately reflected in the market value of their stock.

13
The Applicants will comply with the amendments to the disclosure requirements for executive and director compensation, related party transactions, director independence and other corporate governance matters, and security ownership of officers and directors, as adopted and applicable to closed-end investment companies registered under the Act that have not elected to be regulated as a business development company under Section 54(a) of the Act. See Executive Compensation and Related Party Disclosure, Securities Act Release No. 8655 (Jan. 27, 2006 (proposed rule); Executive Compensation and Related Party Disclosure, Securities Act Release No. 8732A (Aug. 29, 2006) (final rule and proposed rule), as amended by Executive Compensation Disclosure, Securities Act Release No. 8765 (Dec. 22, 2006) (adopted as interim final rules with request for comments).

The Applicants submit that the potential abuses and adverse effects previously thought by the Commission to be present in investment company stock options have no applicability to Awards under the Plans.  These potential abuses and adverse effects included: (i) the possibility that stock options could be granted to persons whose interests might be contrary to the interests of stockholders; (ii) the potential dilutive impact of options on stockholders; (iii) the possibility that options might facilitate a change of control; (iv) the introduction of complexity and uncertainty into the investment company’s financial structure, thereby making it more difficult to appraise the value of their stock; (v) possible obfuscation of the extent of management compensation; and (vi) encouragement of speculative portfolio investments at the insistence of the option holders (to increase the possibility of a rise in market price from which they might benefit).  See Variable Annuity Life Insurance Company of America, Investment Company Act Release No. 4686 (August 25, 1966) (the “VALIC decision”).
Because Awards under each Plan are issuable only to Eligible Persons, Awards will not be granted to individuals with interests contrary to those of the Applicant’s stockholders.  As discussed above, the Applicants also believe that, due to the limited number of shares of stock that could be granted under the Plans, the potential dilutive impact to stockholders would not be significant.  Moreover, the limited number of shares of stock that could be granted under the Plans would offer no opportunity for any change in control of the Applicants.  Furthermore, as a condition to the requested order, no individual Eligible Person may be issued more than 35% of the shares reserved for issuance under the Plans (as such number of shares initially reserved for issuance may be adjusted under the terms of the Plans as described in Section IV.B above).  Cash Awards that are settled in cash will not count against the limit described in the preceding sentence. In addition, in no event may the total number of shares of Adams Stock or Petroleum Stock with respect to which all types of Awards may be granted to an Eligible Person under the applicable Plan exceed 300,000 shares of stock within any thirty-six month period during which the applicable Plan is in effect.
With regard to the impact of the Plans on the clarity of the Applicants’ financial structure and management compensation, the existence and nature of the Awards granted by the Applicants would be fully disclosed in accordance with the applicable standards or guidelines adopted by the Financial Accounting Standards Board and the requirements of the Commission.  These requirements have been proven in practice in connection with the 2005 Plans to be neither so extensive nor so complex as to make the Applicants’ financial statements or management remuneration more difficult to understand than those of other companies.
The Applicants believe that the possibility that Awards would encourage speculative portfolio investments is minimized by the Applicants’ structure and investment style.  The Applicants have a conservative investment philosophy with investment objectives to preserve capital, attain reasonable income from investments and create the opportunity for capital appreciation.  Speculative portfolio trading is inconsistent with this strategy.  Moreover, the Applicants’ Boards consist of a super-

majority of independent directors who periodically monitor stock transactions by the Applicants for consistency with these investment objectives.
The Applicants’ stockholders will be further protected by the conditions to the requested Order that assure continuing oversight of the operation of the Plans by the applicable Board.  Under these conditions, each Applicant’s Board will review the relevant Plan at least annually.  In addition, the applicable Committee periodically will review the potential impact that the grant, exercise or vesting of Awards could have on an Applicant’s earnings and net asset value per share, such review to take place prior to any decisions to grant Awards, but in no event less frequently than annually.  Adequate procedures and records will be maintained to permit such review.  The relevant Committee will be authorized to take appropriate steps to ensure that neither the grant nor the exercise or vesting of Awards would have an effect contrary to the interests of the stockholders of the Applicant.  This authority will include the authority to prevent or limit the grant of additional Awards.
The Applicants believe that it is also important to note that adoption and implementation of the Plans will put them on no different footing than the vast majority of investment companies and their managers.  An externally-managed investment company receives management and other services from a manager which is a separately owned entity.  Most investment companies pay their external managers a fee which is based on the amount of the investment company’s assets under management (which is not deemed to be a performance fee creating the risk of unduly speculative investment activity).  However, it is the Applicants’ understanding that a large number of those external managers use performance-based or other incentive compensation arrangements, including equity-based compensation, in the compensation of their employees who in fact make decisions with respect to investment company assets.  Operation of the Plans will put the Applicants in the same position.
In addition, the Commission now has had substantial experience with equity-based incentive adopted by closed-end investment companies, SBICs and BDCs.  The Applicants submit that this experience demonstrates that the potential adverse consequences outlined in the VALIC decision have not arisen from the implementation of equity-based compensation arrangements by investment companies.
Finally, the Applicants have been granting awards under the 1985 Adams Stock Option Plan, the 1985 Petroleum Stock Option Plan and the 2005 Incentive Plans for a number of years now, and there is no evidence of the potential abuses and adverse effects previously thought by the Commission to be present in investment company awards.
For the foregoing reasons, the Applicants submit that any adverse impact on investors’ interests protected by the Act resulting from the granting of the Order sought by this Application would be minimal and significantly outweighed by the benefits to investors that would result from permitting the Applicants to compete for top quality personnel on a more equal footing with their competitors.  In addition, equity-based compensation would more closely align the interests of Adams and Petroleum directors and Employees with those of the Applicants’ stockholders.
3.	Consistency with the Purposes of the Act.

As indicated earlier, the Applicants believe they are at a disadvantage in competing with other financial services companies in attracting and retaining management personnel if they cannot continue to offer the types of Awards that would be permitted under the Plans.
The Commission previously recognized similar problems in the context of SBICs in 1971 and granted a limited exemption from the Act’s provisions to permit SBICs to issue qualified stock options.  Congress amended the Act in 1980 to permit BDCs also to issue stock options, subject to certain conditions and limitations.  The Commission again recognized similar problems in the context of closed-end investment companies in 1985 and granted a limited exemption from the Act’s provisions to permit certain internally-managed closed-end investment companies to issue stock options. In 2005 and 2012, the Commission granted the Applicants and Central (which, like the Applicants, is an internally-managed closed-end investment company), to each adopt incentive compensation plans substantially similar to the Plans.  In all five instances, it was found that equity compensation would not offend the Act’s policies and purposes.
C.	Standards for Relief Under Section 17(d) and Rule 17d-1 Thereunder.

Section 17(d) of the Act and Rule 17d-1 thereunder specifically provide that the Commission may, by order upon application, grant relief from the prohibitions of

Section 17(d) and the rules thereunder regarding certain joint enterprises or arrangements and profit sharing plans involving a registered investment company.  Rule 17d-1(b) further provides that, in passing upon such an application, the Commission will consider (i) whether the participation of the registered investment company in such enterprise, arrangement or plan is consistent with the policies and purposes of the Act and (ii) the extent to which such participation is on a basis different from, or less advantageous than, that of other participants.
The first standard ― consistency with the Act’s policies and purposes ― is almost identical to the standards for exemptions under Section 6(c) and is already addressed in this Application.
Analysis of the second part of the Rule 17d-1 standard, of course, must recognize that each Applicant’s and its Eligible Persons’ respective rights and duties are necessarily different and not comparable.  However, the Applicants’ participation with respect to Awards would not be “less advantageous” than that of the Eligible Persons.  Indeed, insofar as the Applicants are concerned, Awards are not radically different from the other commonly used forms of employee compensation, such as bonuses, that raise no issues under Section 17(d) or Rule 17d-1.  Any advantage to Eligible Persons resulting from any tax or other benefits they may receive from deferred receipt of compensation or from having the amount of compensation depend upon improved performance of the relevant Applicant’s common stock would be more than outweighed by the Applicants’ enhanced ability to attract and retain highly qualified personnel.  The Plans, although benefiting the Eligible Persons and Adams and Petroleum in different ways, are in the interests of stockholders of Adams and Petroleum because the Plans will help them attract, motivate and retain talented professionals and help align the interests of Employees with those of their stockholders.
D.	Standards for Exemption Under Section 23(c)(3).

Section 23(c)(3) permits a closed-end investment company to purchase securities of which it is the issuer “under such . . . circumstances as the Commission may permit by . . . orders for the protection of investors in order to insure that such purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class or classes of securities to be purchased”.  As noted in this Application, the payment of a stock option exercise price with previously acquired stock of the Applicants or with shares withheld by the Applicants might be deemed a “purchase” by the Applicants of their own securities within the prohibition of Section 23(c).  Although, pursuant to the terms of the Plans, the Applicants may purchase their securities only from Eligible Persons, the Applicants submit that any such purchase will be made in a manner that does not unfairly discriminate against other stockholders.  Such purchase may be made only as permitted by the Plans, which will have been approved by such stockholders.  As noted above, all purchases of the Applicants’ stock would be at Fair Market Value, defined in the Plans as the mean of the high and low sale prices per share of stock as reported on the New York Stock Exchange—Composite Transactions (or such other national securities exchange or automated inter-dealer quotation system on which the stock has been duly listed and approved for quotation and trading) on the relevant date, or if no sale of stock is reported for such date, the next preceding day for which there is a reported sale (subject to adjustment for capital gains distributions and other events as described above).  Because all transactions would take place at the public market price, the Applicants do not believe that such transactions would be significantly different than could be achieved by any stockholder selling in a market transaction.  Moreover, the Applicants’ enhanced ability to attract and retain qualified personnel as a result of the adoption of the Plans should benefit all stockholders of the Applicants.

VII.  CONDITIONS

The Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:
1.           Each Board will maintain a Committee, none of the members of which will be “interested persons” of the Applicants as defined in the Act.  Each Committee will administer the relevant Plan and will be composed of three or more directors of the relevant Applicant who (i) are Non-Interested Directors of the relevant Applicant, (ii) are “non-employee directors” within the meaning of Rule 16b-3 under the Exchange Act and (iii) are “outside directors” as defined under Section 162(m) of the Code.

2.           A Plan will not be implemented unless it is approved by a majority of the votes cast by stockholders at a meeting called to consider the Plan.  Any amendment to a Plan will be subject to the approval of the applicable Applicant’s stockholders to the extent such approval is required by applicable law or regulation or the applicable Board otherwise determines.  Unless terminated or amended, during the fifth year of each Plan (and each fifth year thereafter), the Plan shall be submitted for reapproval to the relevant Applicant’s stockholders and all Awards made during that year shall be contingent upon stockholder reapproval.

3.           Awards are not transferable or assignable, except as the Committees will specifically approve to facilitate estate planning or to a beneficiary upon an Eligible Person’s death or by will or the laws of descent and distribution.  Awards may also be transferred pursuant to a qualified domestic relations order.

4.           The maximum number of shares of stock available for delivery in connection with Awards under a Plan (other than any shares of Adams Stock or Petroleum Stock, as applicable, issued in payment of dividend equivalents) will be 4% of the relevant Applicant’s stock outstanding on the effective date of the relevant Plan, subject to adjustment for corporate transactions.

5.           Each Applicant’s Board will review the relevant Plan at least annually.  In addition, the applicable Committee periodically will review the potential impact that the grant, exercise, or vesting of Awards could have on an Applicant’s earnings and net asset value per share, such review to take place prior to any decisions to grant Awards, but in no event less frequently than annually.  Adequate procedures and records will be maintained to permit such review, and the relevant Committee will be authorized to take appropriate steps to ensure that neither the grant nor the exercise or vesting of Awards would have an effect contrary to the interests of investors in the Applicant.  This will include the authority to prevent or limit the grant of additional Awards.  All records maintained pursuant to this condition will be subject to examination by the Commission and its staff.

6.           The 2005 Incentive Plans will expire on April 27, 2015 pursuant to their terms. No further grants would be made under the 2005 Incentive Plans following the earlier of April 27, 2015, and the approval of the Plans by stockholders at the respective annual meetings.  Existing awards made under the 2005 Incentive Plans would remain outstanding and would remain subject to the terms and conditions of the 2005 Incentive Plans.

7.           Awards under the Plans are issuable only to Eligible Persons.  No person will be granted Awards relating to more than 35% of the shares initially reserved for issuance under the relevant Plan (as such number of shares initially reserved for issuance may be adjusted under the terms of the Plans as described in Section IV.B above). Subject to the immediately preceding limitation, in any thirty-six month period during which a Plan is in effect, no person may be granted Awards under that Plan more than 300,000 shares of stock in respect of Options, 300,000 shares of stock in respect of Stock Appreciation Rights, 300,000 shares of stock in respect of Restricted Stock, 300,000 shares of stock in respect of Restricted Stock Units, 300,000 shares of stock in respect of Deferred Stock Units or 300,000 shares of stock in respect of Bonus Stock.  In addition, in no event may the total number of shares of stock with respect to which all types of Awards may be granted to an eligible person under the applicable Plan exceed 300,000 shares of stock within any thirty-six month period during which the applicable Plan is in effect, which amount may be adjusted to reflect certain corporate transactions or events that affect the Applicant’s stock.  Grants to Non-Employee Directors are limited to those described in condition 8 below.

8.           25% of the value of each Non-Employee Director’s total base annual retainer for each calendar year (which amount will be pro-rated in the event such Non-Employee Director has not served as such since the beginning of such year) shall be paid in the form of an award of Restricted Stock Units of Adams and Restricted Stock Units of Petroleum, as applicable, valued at the Fair Market Value of the Adams Stock or Petroleum Stock, as applicable, on the date of grant.  This annual grant shall be made each calendar year immediately following each of the respective annual meetings of stockholders, except with respect to any Non-Employee Director whose initial election to the applicable Board occurs after the date of the annual meeting of stockholders for such year in which case this annual grant for such Non-Employee Director for such year shall be made on the effective date of such initial election.  Each newly elected Non-Employee Director (i) will be awarded the annual grant as described above and (ii) at the effective date of such Non-Employee Director’s initial election to the Board, will be granted an additional award of Restricted Stock Units of Adams and Restricted Stock Units of Petroleum, as applicable, that is equal in value to 25% of the total value of the full-year base annual retainer for Non-Employee Directors for the year in which such election occurs, with such Restricted Stock Units valued at the Fair Market Value of the Adams Stock or Petroleum Stock, as applicable, on the date of grant. The grant of the additional award described in clause (ii) of the immediately preceding sentence is in addition to, and  will not reduce, the annual grant described in clause (i) of the immediately preceding sentence. Non-Employee Directors will also receive dividend equivalents in respect of such Restricted Stock Units equal to the amount or value of any cash or other dividends or distributions payable on an equivalent number of shares of common stock.  The Restricted Stock Units and related dividend equivalents will vest (and become non-forfeitable) and be paid (in the form of shares of common stock) one year from the date of grant.  In addition, Non-Employee Directors may elect each year, not later than December 31 of the year preceding the year as to which the annual grant of Restricted Stock Units is to be applicable, to defer to a fixed date or pursuant to a specified schedule payment of all or any portion of the annual grant of Restricted Stock Units.  Any modification of the deferral election may be made only upon satisfaction of any conditions that the relevant Committee may impose.  Non-Employee Directors may also elect each year, not later than December 31 of the year preceding the year as to which deferral of fees is to be applicable, to defer to a fixed date or pursuant to a specified schedule all or any portion of the cash retainer to be paid for Board or other service related to Board activities in the following calendar year through the issuance of Deferred Stock Units, valued at the Fair Market Value of the relevant Applicant’s stock on the date when each payment of such retainer amount would otherwise be made in cash.

VIII.  ADDITIONAL INFORMATION

The Applicants request that any questions regarding the Application be directed to Kevin C. Smith at Chadbourne & Parke LLP, 1301 Avenue of the Americas, New York, NY 10019-6022, telephone (212) 408-1092.  It is desired that the Order become effective without a hearing pursuant to Rule 0-5 under the Act.

IX.  AUTHORIZATION AND COMPLIANCE WITH RULE 0-2
UNDER THE INVESTMENT COMPANY ACT OF 1940

Pursuant to Rule 0-2(c)(1), the Applicants hereby state that under the provisions of their certificates of incorporation, responsibility for the management of their business affairs is vested in their boards of directors and that the board of directors of each Applicant, by resolutions duly adopted and attached hereto as Exhibits C and D, have authorized the Applicants’ officers to prepare, or cause to be prepared, and to execute and file with the Commission this Application.  All requirements for the execution and filing of this Application and amendments thereto, in the name and on behalf of the Applicants, have been complied with and the individual who signed and filed this Application is duly and fully authorized to so do.  The verifications required by Rule 0-2(d) are attached hereto as Exhibits E and F.

Dated:           September 12, 2014

THE ADAMS EXPRESS COMPANY

By:	/s/ Lawrence L. Hooper, Jr.
Lawrence L. Hooper, Jr. Vice President, General Counsel and Secretary

PETROLEUM & RESOURCES CORPORATION

By:	/s/ Lawrence L. Hooper, Jr.
Lawrence L. Hooper, Jr. Vice President, General Counsel and Secretary

EXHIBIT LIST

Exhibit A:	The Adams Express Company 2015 Incentive Compensation Plan

Exhibit B:	Petroleum & Resources Corporation 2015 Incentive Compensation Plan

Exhibit C:	Authorization of The Adams Express Company

Exhibit D:	Authorization of Petroleum & Resources Corporation

Exhibit E:	Verification of The Adams Express Company

Exhibit F:	Verification of Petroleum & Resources Corporation

Exhibit A

THE ADAMS EXPRESS COMPANY

2015 INCENTIVE COMPENSATION PLAN

Page

1.	Purpose	1

2.	Definitions	1

3.	Administration of the Plan	6

4.	Stock Subject to Plan	7

5.	Eligibility; Award Limitations	7

6.	Specific Terms of Awards	8

7.	Certain Provisions Applicable to Awards	15

8.	Performance Awards	17

9.	Awards to Non-Employee Directors	19

10.	General Provisions	20

1.           Purpose.

The purpose of this 2015 Incentive Compensation Plan (the “Plan”) is to assist The Adams Express Company (the “Company”) in attracting, retaining, motivating and rewarding high-quality executives, employees and non-employee directors who provide services to the Company and/or its Subsidiaries (as defined below), enabling such persons to acquire or increase a proprietary interest in the Company in order to strengthen the mutuality of interests between such persons and stockholders of the Company.  The Plan is also intended to qualify certain compensation awarded under the Plan for tax deductibility under Section 162(m) of the Internal Revenue Code of 1986 to the extent deemed appropriate by the Compensation Committee (or any successor committee) of the Board of Directors of the Company.

2.           Definitions.

As used in the Plan, the following words shall have the following meanings:

(a)           “Award” means any award of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units or Deferred Stock Units, Cash Awards or Bonus Stock granted to an Eligible Person pursuant to the provisions of the Plan;

(b)           “Award Agreement” means the written agreement evidencing an Award under the Plan;

(c)           “Beneficiary” means the person, persons, trust or trusts which have been designated by a Participant in his or her most recent written beneficiary designation filed with the Committee to receive the benefits specified under the Plan upon such Participant’s death or to which Awards or other rights are transferred if and to the extent permitted under Section 10(b) hereof.  If, upon a Participant’s death, there is no designated Beneficiary or surviving designated Beneficiary, then the term Beneficiary means the Participant’s estate;

(d)           “Board of Directors” means the Board of Directors of the Company;

(e)           “Bonus Stock” means Common Stock granted to an Eligible Person under Section 6(h) hereof;

(f)           “Cash Award” means an award denominated in cash granted to an Eligible Person under Section 6(g) hereof;

(g)           “Change in Control” means any of the following:

(i)           any one person or more than one person acting as a group acquires ownership of shares of the Company that, together with the shares of the Company held by such person or group, constitutes more than 50% of the total fair market value or total voting power of the shares of the Company; provided, however, that if any one person or more than one person acting as a group is considered to own more than 50% of the total fair market value or total voting power of the shares of the Company, the acquisition of additional shares by the same person or persons shall not constitute a Change in Control under clause (i) or (ii) of this Section 2(g).  An increase in the percentage of shares of the Company owned by any one person or persons acting as a group as a result of a transaction in which the Company acquires its own shares in exchange for property will be treated as an acquisition of shares of the Company by such person or persons for purposes of this Section 2(g)(i).  This Section 2(g)(i) applies only when there is a transfer of shares of the Company (or issuance of shares of the Company) and shares in the Company remain outstanding after the transaction;

(ii)           any one person or more than one person acting as a group acquires, or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons, ownership of shares of the Company having 35% or more of the total voting power of the shares of the Company; provided, however, that if any one person or more than one person acting as a group so acquires 35% or more of the total voting power of the shares of the Company, the acquisition of additional control of the Company by the same person or persons shall not constitute a Change in Control;

(iii)           a majority of the members of the Board of Directors is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the Board of Directors prior to the date of such appointment or election; or

(iv)           any one person or more than one person acting as a group acquires, or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons, assets from the Company that have a total gross fair market value equal to or more than 40% of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions; provided, however, that a transfer of assets by the Company shall not be treated as a Change in Control if the assets are transferred to (A) a stockholder of the Company immediately before the asset transfer in exchange for or with respect to shares of the Company, (B) an entity, 50% or more of the total value or

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voting power of which is owned, directly or indirectly, by the Company, (C) a person or more than one person acting as a group that owns, directly or indirectly, shares of the Company having 50% or more of the total fair market value or total voting power of the Company or (D) an entity, at least 50% of the total value or voting power of which is owned by a person or persons described in clause (B) above; and provided, further, that for purposes of clauses (A), (B), (C) and (D) above, a person’s status is determined immediately after the transfer of the assets. For purposes of this Section 2(g)(iv), gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

It is the intent of the Company that the definition of “Change in Control” satisfies, and be interpreted in a manner that satisfies, the applicable requirements of Code Section 409A.  If the definition of “Change in Control” would otherwise frustrate or conflict with the intent expressed above, that definition to the extent possible shall be interpreted and deemed amended so as to avoid such conflict.

(h)           “Code” means the Internal Revenue Code of 1986, as amended from time to time, including regulations thereunder and successor provisions and regulations thereto;

(i)           “Committee” means the Compensation Committee of the Board of Directors, or such other committee of three or more Non-Employee Directors designated by the Board of Directors to administer the Plan; provided, however, that the Committee shall consist solely of three or more directors, each of whom shall not be an “interested person” of the Company within the meaning of the Investment Company Act and shall be (i) a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act and (ii) an “outside director” as defined under Code Section 162(m) unless administration of the Plan by “outside directors” is not then required in order to qualify for tax deductibility under Code Section 162(m);

(j)           “Common Stock” means common stock, par value $0.001 per share, of the Company and such other securities as may be substituted (or resubstituted) for Common Stock pursuant to Section 10(c) hereof;

(k)           “Covered Employee” means an Eligible Person who is a Covered Employee as specified in Section 8(d) of the Plan;

(l)           “Deferred Stock Unit” means a right, granted to an Eligible Person under Section 6(f) or Section 9(d) hereof, to receive Common Stock, cash or a combination thereof at the end of a specified deferral period;

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(m)           “Disabled” means, unless otherwise determined by the Committee and set forth in an award agreement, (i) being unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months; or (ii) receiving income replacement benefits for a period of not less than three months under an accident and health plan covering employees of the Company by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a period of not less than 12 months;

(n)           “Dividend Equivalents” means an amount equal to all dividends and other distributions (or the economic equivalent thereof) that are payable by the Company on one share of Common Stock to stockholders of record;

(o)           “Effective Date” means the date on which the Company’s stockholders approve the adoption of the Plan;

(p)           “Eligible Persons” means (i) any person, including officers and directors, in the regular employment of the Company and/or any Subsidiary on a full-time basis or of both the Company (and/or any Subsidiary thereof) and Petroleum (and/or any Subsidiary thereof) on a combined full-time basis and (ii) for purposes of Awards made pursuant to Section 9 hereof, any Non-Employee Director of the Company;

(q)           “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, including rules thereunder and successor provisions and rules thereto;

(r)           “Fair Market Value” means the mean of the high and low sale prices of Common Stock as reported on the New York Stock Exchange―Composite Transactions (or such other national securities exchange or automated inter-dealer quotation system on which the Common Stock has been duly listed and approved for quotation and trading) on the relevant date, or if no sale of the Common Stock is reported for such date, the next preceding day for which there is a reported sale;

(s)           “Initial Election Award Value” means an amount equal in value to 25% of the total value of the full-year base annual retainer for Non-Employee Directors for the year in which the applicable award is granted.

(t)           “Investment Company Act” means the Investment Company Act of 1940, as amended from time to time, including rules thereunder and successor provisions and rules thereto;

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(u)           “Non-Employee Director” means a director of the Company who is not, at the time an Award is to be granted under the Plan, an employee of the Company or any of its Subsidiaries;

(v)           “Option” means a right, granted to an Eligible Person under Section 6(b) hereof, to purchase Common Stock at a specified price during specified time periods;

(w)           “Participant” means a person who has been granted an Award under the Plan which remains outstanding, including a person who is no longer an Eligible Person;

(x)           “Performance Award” means an Award granted to an Eligible Person which is conditioned upon satisfaction, during a period of at least one year but in no event more than ten years, of performance criteria established by the Committee;

(y)           “Petroleum” means Petroleum & Resources Corporation;

(z)           “Restricted Stock” means an award of Common Stock granted to an Eligible Person under Section 6(d) hereof;

(aa)           “Restricted Stock Unit” means an award that represents the right to receive Common Stock granted to an Eligible Person under Section 6(e), Section 9(a) or Section 9(b) hereof;

(bb)           “Retirement” means (i) with respect to an employee of the Company (and/or a Subsidiary), termination of employment by retirement on or after attaining (A) age 65, (B) age 62 after having completed at least three years of service with the Company (and/or a Subsidiary) and Petroleum (and/or a subsidiary thereof) or (C) age 55 after having completed at least ten years of service with the Company and Petroleum and (ii) with respect to a Non-Employee Director of the Company, termination of service as a director by reason of retirement in accordance with the Company’s retirement policy for Non-Employee Directors contained in the Company’s By-Laws;

(cc)           “Rule 16b-3” means Rule 16b-3, as from time to time in effect and applicable to the Plan and Participants, promulgated by the Securities and Exchange Commission under Section 16 of the Exchange Act;

(dd)           “Section 409A” means Section 409A of the Code;

(ee)           “Stock Appreciation Right” means a right granted to an Eligible Person under Section 6(c) hereof; and

(ff)           “Subsidiary” means (i) any corporation or other entity in which the Company, directly or indirectly, controls 50% or more of the total combined voting

5

power of such corporation or other entity and (ii) any corporation or other entity in which the Company has a significant equity interest and which the Committee has determined to be considered a Subsidiary for purposes of the Plan.

3.           Administration of the Plan.

(a)           Authority of the Committee and the Board of Directors.  The Plan shall be administered by the Committee.  A majority of the Committee shall constitute a quorum, and the acts of a majority of the members present at any meeting at which a quorum is present, or acts approved in writing by all of the members, shall be the acts of the Committee.  The Committee shall approve, in each case subject to ratification by the Board of Directors and subject to and consistent with the provisions of the Plan, Eligible Persons selected to become Participants, grants of Awards, the type, number and other terms and conditions of Awards, and the terms of Award Agreements (which need not be identical for each Participant).  The Committee shall have full and final authority to prescribe rules and regulations for the administration of the Plan, construe and interpret the Plan and Award Agreements and correct defects, supply omissions or reconcile inconsistencies therein and make all other decisions and determinations as the Company may deem necessary or advisable for the administration of the Plan.

(b)           Manner of Exercise of Committee Authority.  Any action of the Committee (subject to ratification by the Board of Directors if applicable) shall be final, conclusive and binding on all persons, including the Company, Participants, Beneficiaries, transferees under Section 10(b) hereof or other persons claiming rights from or through a Participant, and stockholders.  The express grant of any specific power to the Committee, and the taking of any action by the Committee, shall not be construed as limiting any power or authority of the Committee.  The Committee may appoint agents to assist it in administering the Plan.

(c)           Limitation of Liability.  The Board of Directors, the Committee and each member thereof shall be entitled, in good faith, to rely or act upon any report or other information furnished to it, him or her by any officer or employee of the Company, the Company’s independent auditors, consultants or any other agents assisting in the administration of the Plan.  Members of the Board of Directors and of the Committee and any officer or employee of the Company acting at the direction or on behalf of the Board of Directors or the Committee shall not be personally liable for any action or determination taken or made, or not taken or made, in good faith with respect to the Plan, and shall, to the extent permitted by law, be fully indemnified and protected by the Company with respect to any such action or determination.

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4.           Stock Subject to Plan.

(a)           Overall Number of Shares of Common Stock Available for Delivery.  Subject to adjustment as provided in Section 10(c) hereof, the total number of shares of Common Stock reserved and available for delivery in connection with Awards under the Plan (other than any shares of Common Stock issued in payment of Dividend Equivalents) shall be [INSERT NUMBER EQUAL TO 4% OF THE OUTSTANDING SHARES OF COMMON STOCK AS OF THE EFFECTIVE DATE].  Any shares of Common Stock delivered under the Plan shall consist of authorized and unissued shares or treasury shares.

(b)           Application of Limitation to Grants of Awards.  No Award denominated by reference to shares of Common Stock may be granted if the number of shares of Common Stock to be delivered in connection with such Award exceeds the number of shares of Common Stock remaining available for grant under the Plan.  The Committee may adopt reasonable counting procedures to ensure appropriate counting, avoid double counting (as, for example, in the case of tandem or substitute awards) and make adjustments if the number of shares of Common Stock actually delivered differs from the number of shares previously counted in connection with an Award.

(c)           Availability of Shares Not Delivered under Awards.  Shares of Common Stock subject to an Award under the Plan that are canceled, expired, forfeited, settled in cash or otherwise terminated without a delivery of shares to the Participant, plus (i) the number of shares withheld in payment of any exercise or purchase price of an Award or taxes relating to any Award and (ii) the number of shares surrendered in payment of any exercise or purchase price of an Award or taxes relating to any Award, will again be available for Awards under the Plan, except that if any such shares could not again be available for Awards to a particular Participant under any applicable law or regulation, such shares shall be available exclusively for Awards to Participants who are not subject to such limitation.  Notwithstanding the foregoing, any shares of Common Stock subject to an Option (or part thereof) that is canceled upon exercise of a Stock Appreciation Right shall be treated as if the Option itself were exercised and such shares shall no longer be available for Awards under the Plan.

5.           Eligibility; Award Limitations.

(a)           Awards may be granted under the Plan only to Eligible Persons.

(b)           Subject to the maximum number of shares of Common Stock available for Awards under the Plan, in any thirty-six month period during which the Plan is in effect, an Eligible Person may not be granted Awards relating to more than (i) 300,000 shares of Common Stock under Section 6(b) in respect of Options, (ii) 300,000 shares of Common

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Stock under Section 6(c) in respect of Stock Appreciation Rights, (iii) 300,000 shares of Common Stock under Section 6(d) in respect of Restricted Stock, (iv) 300,000 shares of Common Stock under Section 6(e) in respect of Restricted Stock Units, (v) 300,000 shares of Common Stock under Section 6(f) in respect of Deferred Stock Units and (vi) 300,000 shares of Common Stock under Section 6(h) in respect of Bonus Stock.  In addition, in no event may the total number of shares of Common Stock with respect to which all types of Awards denominated by reference to shares of Common Stock may be granted to an Eligible Person exceed 300,000 shares of Common Stock within any thirty-six month period during which the Plan is in effect.  No Eligible Person may be granted Awards denominated by reference to shares of Common Stock, or be issued shares of Common Stock in settlement of Awards not initially denominated by reference to shares of Common Stock, that in the  aggregate, exceed 35% of the shares of Common Stock initially available for delivery, as adjusted in accordance with Section 10(c) , in connection with Awards; provided, however, that, for the avoidance of doubt, Cash Awards that are settled in cash shall not count against such limit. The limitations set forth in this Section 5(b) are subject to adjustment as provided in Section 10(c). Cash Awards are subject to the limitations set forth in Section 6(g)(i) hereof.

6.           Specific Terms of Awards.

(a)           General.  Subject to the requirements of Section 3(a), Awards may be granted on the terms and conditions set forth in this Section 6.  In addition, the Committee may impose on any Award or the exercise thereof, at the date of grant in an Award Agreement or thereafter (subject to Section 10(f)), such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall determine, including terms regarding the treatment of Awards in the event of termination of employment or service on the Board of Directors by the Participant and terms permitting a Participant to make elections relating to his or her Award, to the extent permitted under Section 409A in the case of an Award that provides for a “deferral of compensation” within the meaning of Section 409A.  The Committee shall retain full power and discretion to accelerate, waive or modify, at any time, any term or condition of an Award that is not mandatory under the Plan, to the extent permitted under Section 409A in the case of an Award that provides for a “deferral of compensation” within the meaning of Section 409A.  Except in cases in which the Committee is authorized to require other forms of consideration under the Plan, or to the extent other forms of consideration must be paid to satisfy the requirements of the Maryland General Corporation Law, no consideration other than services may be required for the grant (but not the exercise) of any Award.

(b)           Options.  Options may be granted to Eligible Persons on the following terms and conditions:

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(i)           Exercise Price.  The exercise price per share of Common Stock purchasable under an Option shall be not less than the Fair Market Value of a share of Common Stock on the date of grant of such Option except as provided under Section 7(a) hereof.  If and to the extent provided for in the applicable Award Agreement, the Option price per share may be reduced after grant of the Option to reflect capital gains distributions to the Company’s stockholders; provided that no such reduction shall be made which will reduce the Option price below zero.

(ii)           Time and Method of Exercise.  The Committee shall determine at the date of grant in an Award Agreement or thereafter, the time or times at which or the circumstances under which an Option may be exercised in whole or in part (including based on achievement of performance goals and/or future service requirements), the methods by which such exercise price may be paid or deemed to be paid, the form of such payment, including, without limitation, cash or Common Stock, and the methods by or forms in which Common Stock will be delivered or deemed to be delivered to Participants.  Except as otherwise determined by the Committee and set forth in an Award Agreement, and subject to Sections 6(b)(iii) and 10(d), an Option shall become exercisable after the first anniversary of the date of grant, subject to the Participant’s continued employment or service with the Company.

(iii)           Termination.  Except as otherwise determined by the Committee and set forth in an Award Agreement, and subject to Section 10(d), if (w) a Participant’s employment with the Company terminates by reason of death or becoming Disabled, all of the Participant’s Options shall be exercisable within the period beginning on the date the Participant’s employment terminated (even if such date occurs before the Participant has become entitled to exercise all or any part of his or her Options) and ending one year thereafter or the expiration date set forth in the applicable Award Agreements if earlier; (x) a Participant’s employment with the Company terminates by reason of Retirement (and, except as otherwise determined by the Committee, the Participant executes a non-competition, non-solicitation, non-disclosure and non-disparagement agreement in a form satisfactory to the Company), the Participant’s Options shall be exercisable within the period beginning on the date the Participant would otherwise have become entitled to exercise the part of his or her Options so exercised and ending on the third anniversary of the Participant’s Retirement date or the expiration date set forth in the applicable Award Agreements if earlier; (y) the Company terminates the Participant’s employment with the Company without cause, the Participant voluntarily resigns or, in the case of a Participant principally employed by a Subsidiary, the Subsidiary is divested and as a result thereof the Participant is no longer employed by the Company (and/or another

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Subsidiary), the Participant’s Options shall be exercisable within the period beginning on the date the Participant’s employment terminated and ending three months thereafter or the expiration date set forth in the applicable Award Agreements if earlier, but only to the extent the Options were exercisable on the date the Participant’s employment terminated, and all of the Participant’s other Options shall terminate and cease to be exercisable immediately; or (z) a Participant’s employment with the Company terminates for any other reason
(including termination for cause), the Participant’s Options shall terminate and cease to be exercisable immediately.

(iv)           Dividend Equivalents.  If and to the extent provided for in the applicable Award Agreement, a recipient of Options may be entitled to receive Dividend Equivalents in respect of such Options or any portion thereof as specified in the applicable Award Agreement equal to the amount or value of any cash or other dividends or distributions payable on an equivalent number of shares of Common Stock.  Any such Dividend Equivalents shall be paid in shares of Common Stock, cash or a combination thereof, with or without interest, as and when provided for in the applicable Award Agreement.

(c)           Stock Appreciation Rights.  Stock Appreciation Rights may be granted to Eligible Persons on the following terms and conditions:

(i)           Right to Payment.  A Stock Appreciation Right shall confer on the Participant to whom it is granted a right to receive consideration (the form of which will be determined pursuant to Section 6(c)(ii) below), upon exercise thereof, equal to the excess of (A) the Fair Market Value of one share of Common Stock on the date of exercise over (B) the grant price of the Stock Appreciation Right (which shall not be less than the Fair Market Value of a share of Common Stock on the date of grant).  Stock Appreciation Rights may be either freestanding or in tandem with other Awards.  If and to the extent provided for in the applicable Award Agreement, the grant price of a Stock Appreciation Right may be reduced after grant of the Stock Appreciation Right to reflect capital gains distributions to the Company’s stockholders; provided that no such reduction shall be made which will reduce the grant price of the Stock Appreciation Right below zero.

(ii)           Time and Method of Exercise.  (A) The Committee shall determine at the date of grant in an Award Agreement or thereafter, the time or times at which and the circumstances under which a Stock Appreciation Right may be exercised in whole or in part (including based on achievement of performance goals and/or future service requirements), the method of exercise, the method of settlement, the form of consideration payable in settlement, the method by or

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forms in which Common Stock will be delivered or deemed to be delivered to Participants, whether or not a Stock Appreciation Right shall be in tandem or in combination with any other Award and any other terms and conditions of any Stock Appreciation Right. Except as otherwise determined by the Committee and set forth in an Award Agreement, and subject to Sections 6(c)(iii) and 10(d), a Stock Appreciation Right shall become exercisable after the second anniversary of the date of grant, subject to the Participant’s continued employment or service with the Company.

(B)           To the extent that any Stock Appreciation Right that shall have become exercisable shall not have been exercised or cancelled or, by reason of any termination of employment, shall have become non-exercisable, it shall be deemed to have been exercised automatically, without any notice of exercise, on the last day on which it is exercisable, provided that any conditions or limitations (including limitations set forth in Section 6(c)(iii)) on its exercise (other than (x) notice of exercise and (y) exercise or election to exercise during the exercise period prescribed in Section 6(c)(ii)(A)) are satisfied and the Stock Appreciation Right shall then have value.  Such exercise shall be deemed to specify that, subject to determination by the Committee as provided in Section 6(c)(ii)(A), the holder elects to receive cash and that such exercise of a Stock Appreciation Right shall be effective as of the time of the exercise.

(iii)           Termination.  Except as otherwise determined by the Committee and set forth in an Award Agreement, and subject to Section 10(d), termination of employment or service with the Company shall have the same effect on Stock Appreciation Rights as does termination on Options as set forth in Section 6(b)(iii).

(iv)           Dividend Equivalents.  If and to the extent provided for in the applicable Award Agreement, a recipient of Stock Appreciation Rights may be entitled to receive Dividend Equivalents in respect of such Stock Appreciation Rights or any portion thereof as specified in the applicable Award Agreement equal to the amount or value of any cash or other dividends or distributions payable on an equivalent number of shares of Common Stock.  Any such Dividend Equivalents shall be paid in shares of Common Stock, cash or a combination thereof, with or without interest, as and when provided for in the applicable Award Agreement.

(d)           Restricted Stock.  Restricted Stock may be granted to Eligible Persons on the following terms and conditions:

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(i)           Grant and Restrictions.  Restricted Stock shall be subject to such restrictions on transferability, risk of forfeiture and other restrictions, if any, as the Committee may impose, which restrictions may lapse separately or in combination at such times, under such circumstances (including based on achievement of performance goals and/or future service requirements), in such installments or otherwise, as the Committee may determine at the date of grant in an Award Agreement or thereafter.  Except to the extent restricted under the terms of the Plan and any Award Agreement relating to the Restricted Stock, a Participant granted Restricted Stock shall have all of the rights of a stockholder, including the right to vote the Restricted Stock and the right to receive dividends thereon (subject to any mandatory reinvestment or other requirement imposed by the Committee). Except as otherwise determined by the Committee and set forth in an Award Agreement, and subject to Sections 6(d)(ii) and 10(d), restrictions on Restricted Stock will lapse in three equal installments after each of the first, second and third anniversaries of the date of grant, subject to the Participant’s continued employment or service with the Company.

(ii)           Forfeiture.  Except as otherwise determined by the Committee, effective immediately after termination of employment or service with the Company during the applicable restriction period, Restricted Stock that is at that time subject to restrictions shall be forfeited and reacquired by the Company; provided that the Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Stock shall be waived in whole or in part in the event of terminations resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of Restricted Stock.

(iii)           Certificates for Stock.  Restricted Stock granted under the Plan may be evidenced in such manner as the Committee shall determine.  If certificates representing Restricted Stock are registered in the name of the Participant, the Committee may require that such certificates bear an appropriate legend referring to the terms, conditions and restrictions applicable to such Restricted Stock and that the Company retain physical possession of the certificates. In addition, the Participant shall deliver a stock power to the Company, endorsed in blank, relating to the Restricted Stock whether certificated or uncertificated.

(iv)           Dividends, Capital Gains Distributions and Splits.  As a condition to the grant of an Award of Restricted Stock, the Committee may require that any cash dividends or capital gains distributions paid on a share of Restricted Stock be automatically reinvested in additional shares of Restricted Stock.  Except as otherwise determined by the Committee, Common Stock distributed in connection

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with a stock split, stock dividend or capital gains distribution, and other property distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Stock with respect to which such Common Stock or other property has been distributed.

(e)           Restricted Stock Units.  Restricted Stock Units may be granted to Eligible Persons on the following terms and conditions:

(i)           Grant and Restrictions.  Restricted Stock Units shall be subject to such restrictions on transferability, risk of forfeiture and other restrictions, if any, as the Committee may impose, which restrictions may lapse separately or in combination at such times, under such circumstances (including based on achievement of performance goals and/or future service requirements), in such installments or otherwise, as the Committee may determine at the date of grant or thereafter.  Except as otherwise determined by the Committee and set forth in an Award Agreement or as provided in Section 9, and subject to Sections 6(e)(ii) and 10(d), the restrictions on Restricted Stock Units will lapse and Common Stock in respect of the Participant’s Restricted Stock Units shall be delivered to the Participant in three equal installments after each of the first, second and third anniversaries of the date of grant, subject to the Participant’s continued employment or service with the Company.

(ii)           Forfeiture.  Except as otherwise determined by the Committee, effective immediately after termination of employment or service with the Company during the applicable restriction period, Restricted Stock Units that are at that time subject to restrictions shall be forfeited; provided that the Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Stock Units shall be waived in whole or in part in the event of terminations resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of Restricted Stock Units.

(iii)           Dividend Equivalents.  If and to the extent provided for in the applicable Award Agreement, a recipient of Restricted Stock Units may be entitled to receive Dividend Equivalents in respect of such Restricted Stock Units or any portion thereof as specified in the applicable Award Agreement equal to the amount or value of any cash or other dividends or distributions payable on an equivalent number of shares of Common Stock.  Any such Dividend Equivalents shall be paid in shares of Common Stock, cash or a combination thereof, with or without interest, as and when provided for in the applicable Award Agreement.

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(f)           Deferred Stock Units.  Deferred Stock Units may be granted to Eligible Persons on the following terms and conditions:

(i)           Grant and Restrictions.  Satisfaction of an Award of Deferred Stock Units shall occur upon expiration of the deferral period specified for such Deferred Stock Units by the Committee (or, if permitted by the Committee, as elected by the Participant).  In addition, Deferred Stock Units shall be subject to such restrictions (which may include a risk of forfeiture) as the Committee may impose, if any, which restrictions may lapse at the expiration of the deferral period or at earlier specified times (including based on achievement of performance goals and/or future service requirements), separately or in combination, in installments or otherwise, as the Committee may determine.  Deferred Stock Units may be satisfied by delivery of Common Stock, cash equal to the Fair Market Value of the specified number of shares of Common Stock covered by the Deferred Stock Units, or a combination thereof, as determined by the Committee at the date of grant or thereafter.

(ii)           Forfeiture.  Except as otherwise determined by the Committee, effective immediately after termination of employment or service with the Company during the applicable deferral period or portion thereof to which forfeiture conditions apply (as provided in the Award Agreement evidencing the Deferred Stock Unit), all Deferred Stock Units that are at that time subject to deferral (other than a deferral at the election of the Participant) shall be forfeited; provided that the Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Deferred Stock Units shall be waived in whole or in part in the event of terminations resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of Deferred Stock Units.

(iii)           Dividend Equivalents.  If and to the extent provided for in the applicable Award Agreement, a recipient of Deferred Stock Units may be entitled to receive Dividend Equivalents in respect of such Deferred Stock Units or any portion thereof as specified in the applicable Award Agreement equal to the amount or value of any cash or other dividends or distributions payable on an equivalent number of shares of Common Stock.  Any such Dividend Equivalents shall be paid in shares of Common Stock, cash or a combination thereof, with or without interest, as and when provided for in the applicable Award Agreement.

(g)           Cash Awards.  Cash Awards may be granted to Eligible Persons on the following terms and conditions:

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(i)           Grant and Restrictions.  A Cash Award shall confer on the Participant to whom it is granted a right to receive cash (subject to the last sentence hereof), the amount of which may be based on the achievement, over a specified period of time, of performance goals.  The amount that may be paid to any one Participant with respect to Cash Awards shall not exceed $3,000,000 with respect to any fiscal year.  Cash Awards may be satisfied in cash, by delivery of the number of shares of Common Stock valued at the Fair Market Value on the payout date (or, in the discretion of the Committee, the day immediately preceding that date), or a combination thereof, as determined by the Committee at the date of grant or thereafter.

(ii)           Forfeiture.  Except as otherwise determined by the Committee, effective immediately after termination of employment or service with the Corporation during the applicable performance period, Cash Awards that are at that time subject to restrictions shall be forfeited; provided that the Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Cash Awards shall be waived in whole or in part in the event of terminations resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of Cash Awards.

(h)           Bonus Stock.

(i)           Grant and Restrictions.  Bonus Stock may be granted to Eligible Persons.  Except as otherwise determined by the Committee and set forth in an Award Agreement, Bonus Stock shall vest immediately and shall not be subject to any restrictions.

(ii)           Certificates for Stock.  Bonus Stock granted under the Plan may be evidenced in such manner as the Committee shall determine.  If certificates representing Bonus Stock are registered in the name of the Participant, the Committee may require that such certificates bear an appropriate legend referring to the terms, conditions and restrictions, if any, applicable to such Bonus Stock and that the Corporation retain physical possession of the certificates.  In addition, the Committee may require that the Participant deliver a stock power to the Corporation, endorsed in blank, relating to the Bonus Stock whether certificated or uncertificated.

7.           Certain Provisions Applicable to Awards.

(a)           Stand-Alone, Additional, Tandem and Substitute Awards.  Awards granted under the Plan may, in the discretion of the Committee, be granted either alone or

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in addition to, in tandem with, or in substitution or exchange for, any other Award or any award granted under another plan of the Company, any Subsidiary, or any business entity to be acquired by the Company or any Subsidiary, or any other right of a Participant to receive payment from the Company or any Subsidiary, to the extent permitted under Section 409A in the case of an Award that provides for a “deferral of compensation” within the meaning of Section 409A.  Such additional, tandem, and substitute or exchange Awards may be granted at any time.  If an Award is granted in substitution or exchange for another Award or award, the Committee shall require the surrender of such other Award or award in consideration for the grant of the new Award. Notwithstanding the foregoing, neither the Board of Directors nor the Committee shall (except pursuant to Section 6(b)(i), Section 6(c)(i) and Section 10(c)) amend the Plan or any Award Agreement to reprice any Option or Stock Appreciation Right whose exercise price is above the then Fair Market Value of the stock subject to the Award, whether by decreasing the exercise price, canceling the Award and granting a substitute Award, repurchasing the Award for cash, or otherwise.

(b)           Term of Awards.  The term of each Award shall be for such period as may be determined by the Committee; provided that in no event shall the term of any Option or Stock Appreciation Right exceed a period of ten years after the date of grant.

(c)           Form and Timing of Payment under Awards; Deferrals.  Subject to the terms of the Plan and any applicable Award Agreement, payments to be made by the Company upon the exercise of an Option or other Award or settlement of an Award may be made in such forms as the Committee shall determine, including, without limitation, cash or Common Stock, and, to the extent permitted by Section 409A, may be made in a single payment or transfer, in installments, or on a deferred basis.  The settlement of any Award may be accelerated, and cash paid in lieu of Common Stock in connection with such settlement, in the discretion of the Committee or upon the occurrence of one or more specified events, to the extent permitted under Section 409A in the case of an Award that provides for a “deferral of compensation” within the meaning of Section 409A.  Installment or deferred payments may be required by the Committee to the extent necessary to qualify payments for deductibility under Code Section 162(m), or permitted at the election of the Participant on terms and conditions established by the Committee in accordance with Section 409A.  Payments may include, without limitation, provisions for the payment or crediting of reasonable interest on installment or deferred payments or the grant or crediting of other amounts in respect of installment or deferred payments denominated in Common Stock.  Any payments mandatorily deferred by the Committee to qualify such payments for deductibility under Code Section 162(m) shall include a reasonable rate of interest.  Notwithstanding any other provision of the Plan to the contrary, no deferral will be permitted under the Plan if it will result in the Plan becoming an “employee pension benefit plan” under Section 3(2) of the Employee Retirement

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 Income Security Act of 1974, as amended (“ERISA”), that is not otherwise exempt under Sections 201(2), 301(a)(3) and 401(a)(1) of ERISA.

(d)           Exemptions from Section 16(b) Liability.  It is the intent of the Company that the grant of any Awards to or other transaction by a Participant who is subject to Section 16 of the Exchange Act shall be exempt under Rule 16b-3 (except for transactions acknowledged in writing to be non-exempt by such Participant).  Accordingly, if any provision of this Plan or any Award Agreement does not comply with the requirements of Rule 16b-3 as then applicable to any such transaction, such provision shall be construed or deemed amended to the extent necessary to conform to the applicable requirements of Rule 16b-3 so that such Participant shall avoid liability under Section 16(b).

8.           Performance Awards.

(a)           Performance Conditions.  The right of a Participant to exercise or receive a grant or settlement of any Award, and the timing thereof, may be subject to such performance conditions as may be specified by the Committee.  The Committee may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions, and may exercise its discretion to reduce or increase the amounts payable under any Award subject to performance conditions. Performance Awards that are designated by the Committee to qualify as “performance-based compensation” under Code Section 162(m) shall comply with the requirements of Section 8(b) hereof.

(b)           Performance Awards Granted to Designated Covered Employees.  Unless the Committee determines that a Performance Award is not intended to qualify as “performance-based compensation” for purposes of Code Section 162(m), the grant, exercise and/or settlement of such Performance Award shall be contingent upon achievement of pre-established performance goals and other terms set forth in this Section 8(b).

(i)           Performance Goals Generally.  The performance goals for such Performance Awards shall consist of one or more business criteria and a targeted level or levels of performance with respect to each of such criteria, as specified by the Committee consistent with this Section 8(b).  Performance goals shall be objective and shall otherwise meet the requirements of Code Section 162(m) and regulations thereunder (including Regulation 1.162-27 and successor regulations thereto), including the requirement that the level or levels of performance targeted by the Committee result in the achievement of performance goals being “substantially uncertain”.  The Committee may determine that such Performance Awards shall be granted, exercised and/or settled upon achievement of any one

17

                performance goal or that two or more of the performance goals must be achieved as a condition to the grant, exercise and/or settlement of such Performance Awards.  Performance goals may differ for Performance Awards granted to any one Participant or to different
                Participants.

(ii)           Business Criteria.  Consistent with the requirements of Code Section 162(m) and regulations thereunder, one or more of the following business criteria for the Company, on a consolidated basis, and/or for specified Subsidiaries or business units of the Company (except with respect to the total stockholder return and earnings per share criteria), shall be used by the Committee in establishing performance goals for such Performance Awards:  (1) return on net assets, return on assets, return on investment, return on capital, return on equity; (2) economic value added; (3) operating margin; (4) net income, pretax earnings, pretax earnings before interest, depreciation, amortization and/or incentive compensation, pretax operating earnings, operating earnings; (5) total stockholder return; (6) performance of managed funds; (7) increase in market share or assets under management; (8) reduction in costs; (9) expense ratios; (10) amount of net assets under management; (11) net asset value; (12) increase in the Fair Market Value of Common Stock; and (13) any of the above goals as compared to the performance of the Standard & Poor’s 500 Stock Index or any other published index deemed applicable by the Committee.

(iii)           Performance Period; Timing for Establishing Performance Goals.  Achievement of performance goals in respect of such Performance Awards shall be measured over a performance period of at least one year but in no event more than ten years, as specified by the Committee.  Performance goals shall be established not later than 90 days after the beginning of any performance period applicable to such Performance Awards, or at such other date as may be required or permitted for “performance-based compensation” under Code Section 162(m).

(iv)           Settlement of Performance Awards; Other Terms.  Settlement of such Performance Awards shall be in cash or Common Stock, or a combination thereof, in the discretion of the Committee.  The Committee may, in its discretion, reduce the amount of a settlement otherwise to be made in connection with such Performance Awards, but may not exercise discretion to increase any such amount payable to a Covered Employee in respect of a Performance Award subject to this Section 8(b).  The Committee shall specify the circumstances in which such Performance Awards shall be paid or forfeited in the event of termination of employment by the Participant prior to the end of a performance period or settlement of Performance Awards.

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(c)           Written Determinations.  All determinations made by the Committee as to the establishment of performance goals or potential individual Performance Awards and as to the achievement of performance goals relating to Performance Awards under Section 8(b) shall be made in writing in the case of any Award intended to qualify under Code Section 162(m).  No Performance Award intended to qualify under Code Section 162(m) shall be paid until the Committee has certified in writing that the applicable performance goals have been achieved.  The Committee may not delegate any responsibility relating to such Performance Awards.

(d)           Status of Section 8(b) Awards under Code Section 162(m).  It is the intent of the Company that Performance Awards under Section 8(b) hereof granted to persons who are likely to be Covered Employees within the meaning of Code Section 162(m) and regulations thereunder (including Regulation 1.162-27 and successor regulations thereto) shall, if so designated by the Committee, constitute “performance-based compensation” within the meaning of Code Section 162(m) and regulations thereunder.  Accordingly, the terms of Sections 8(b), (c) and (d), including the definitions of Covered Employee and other terms used therein, shall be interpreted in a manner consistent with Code Section 162(m) and regulations thereunder.  The foregoing notwithstanding, because the Committee cannot determine with certainty whether a given Participant will be a Covered Employee with respect to a fiscal year that has not yet been completed, the term Covered Employee as used herein shall mean any Eligible Person who receives a Performance Award unless the Committee determines, at the time of grant, that such Award is not intended to qualify as “performance-based compensation” for purposes of Code Section 162(m).  If any provision of the Plan as in effect on the date of adoption or any agreements relating to Performance Awards that are designated as intended to comply with Code Section 162(m) does not comply or is inconsistent with the requirements of Code Section 162(m) or regulations thereunder, such provision shall be construed or deemed amended to the extent necessary to conform to such requirements.

9.           Awards to Non-Employee Directors.

(a)           Base Annual Retainer Grant.  25% of the value of each Non-Employee Director’s total base annual retainer for each calendar year (which amount will be pro-rated in the event such Non-Employee Director has not served as such since the beginning of such year) shall be paid in the form of an award of Restricted Stock Units valued at the Fair Market Value of the Common Stock on the date of grant.  This annual grant shall be made each calendar year immediately following the Annual Meeting of Stockholders, except with respect to any Non-Employee Director whose initial election to the Board occurs after the date of the Annual Meeting of Stockholders for such year in which case this annual grant for such Non-Employee Director for such year shall be made on the effective date of such initial election.  Such Restricted Stock Units shall be the

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same as and subject to the same provisions as are applicable to Restricted Stock Units that may be awarded pursuant to Section 6(e).

(b)           Initial Grant.  In addition to any awards to be granted under Section 9(a), at the effective date of any Non-Employee Director’s initial election to the Board of Directors, such Non-Employee Director shall be granted an award of Restricted Stock Units equal in value to the Initial Election Award Value, with such Restricted Stock Units valued at the Fair Market Value of the Common Stock on the date of grant.  Such Restricted Stock Units shall be the same as and subject to the same provisions as are applicable to Restricted Stock Units that may be awarded pursuant to Section 6(e).

(c)           Restricted Stock Unit Terms.  Non-Employee Directors shall receive Dividend Equivalents in respect of Restricted Stock Units granted under this Section 9 equal to the amount or value of any cash or other dividends or distributions payable on an equivalent number of shares of Common Stock.  The Restricted Stock Units and related Dividend Equivalents will vest and be paid (in the form of shares of Common Stock) one year from the date of grant.  In addition, Non-Employee Directors may elect each year, not later than December 31 of the year preceding the year as to which the annual grant of Restricted Stock Units is to be applicable, to defer to a fixed date or pursuant to a specified schedule payment of all or any portion of the annual grant of Restricted Stock Units.  Any modification of the deferral election may be made only upon satisfaction of any conditions that the Committee may impose.

(d)           Deferred Stock Units.  In addition, each Non-Employee Director may elect each year, not later than December 31 of the year preceding the year as to which deferral of fees is to be applicable, to defer to a fixed date or pursuant to a specified schedule all or any portion of the cash retainer to be paid for Board or other service related to Board activities in the following calendar year through the issuance of Deferred Stock Units, valued at the Fair Market Value of the Common Stock on the date when each payment of such retainer amount would otherwise be made in cash.  Any modification of the deferral election may be made only upon satisfaction of any conditions that the Committee may impose.  Such Deferred Stock Units shall be the same as and subject to the same provisions as are applicable to Deferred Stock Units that may be awarded pursuant to Section 6(f).

10.           General Provisions.

(a)           Compliance with Legal and Other Requirements.  The Company may, to the extent deemed necessary or advisable by the Committee, postpone the issuance or delivery of Common Stock or payment of other benefits under any Award until completion of such registration or qualification of such Common Stock or other required action under any federal or state law, rule or regulation, listing or other required action

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with respect to any stock exchange or automated quotation system upon which the Common Stock or other securities of the Company are listed or quoted, or compliance with any other obligation of the Company, as the Committee may consider appropriate, and may require any Participant to make such representations, furnish such information and comply with or be subject to such other conditions as it may consider appropriate in connection with the issuance or delivery of Common Stock or payment of other benefits in compliance with applicable laws, rules and regulations, listing requirements or other obligations.

(b)           Limits on Transferability; Beneficiaries.  Except as otherwise determined by the Committee, no Award or other right or interest of a Participant under the Plan shall be pledged, hypothecated or otherwise encumbered or subject to any lien, obligation or liability of such Participant to any party (other than the Company or a Subsidiary), or assigned or transferred by such Participant otherwise than by will or the laws of descent and distribution or to a Beneficiary upon the death of a Participant, and such Awards or rights that may be exercisable shall be exercised during the lifetime of the Participant only by the Participant or his or her guardian or legal representative, except that Awards and other rights may be transferred to one or more Beneficiaries or other transferees during the lifetime of the Participant to facilitate estate planning, and may be exercised by such transferees in accordance with the terms of such Award, but only if and to the extent such transfers are permitted by the Committee pursuant to the express terms of an Award Agreement (subject to any terms and conditions which the Committee may impose thereon and only to the extent permitted under Section 409A in the case of an Award that provides for a “deferral of compensation” within the meaning of Section 409A).  In addition, Awards and other rights may be transferred to one or more transferees during the lifetime of the Participant pursuant to a qualified domestic relations order.  A Beneficiary, transferee, or other person claiming any rights under the Plan from or through any Participant shall be subject to all terms and conditions of the Plan and any Award Agreement applicable to such Participant, except as otherwise determined by the Committee, and to any additional terms and conditions deemed necessary or appropriate by the Committee.

(c)           Adjustments.  In the event that any dividend, capital gains distribution or other distribution (whether in the form of cash, Common Stock or other property), recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, liquidation, dissolution or other similar corporate transaction or event affects the Common Stock such that an adjustment is determined by the Committee to be appropriate under the Plan, then the Committee shall, in such manner as it may deem equitable, adjust any or all of (i) the aggregate number of shares of Common Stock subject to the Plan as set forth in Section 4(a), (ii) the number and kind of shares of Common Stock which may be delivered in connection with Awards granted thereafter, (iii) the number and kind of shares of Common Stock by which per-

21

person Award limitations are measured under Section 5 hereof, (iv) the number and kind of shares of Common Stock subject to or deliverable in respect of outstanding Awards and (v) the exercise price or grant price relating to any Award and/or make provision for payment of cash or other property in respect of any outstanding Award.  In addition, the Committee is authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events (including, without limitation, events described in the preceding sentence, as well as acquisitions and dispositions of businesses and assets) affecting the Company, any Subsidiary or any business unit, or the financial statements of the Company or any Subsidiary or business unit, or in response to changes in applicable laws, regulations, accounting principles, tax rates and regulations or business conditions or in view of the Committee’s assessment of the business strategy of the Company, any Subsidiary or business unit thereof, performance of comparable organizations, economic and business conditions, personal performance of a Participant, and any other circumstances deemed relevant, provided that no such adjustment shall be authorized or made if and to the extent that such authority or the making of such adjustment would cause (i) Awards granted under Section 6 hereof and intended to qualify as “performance-based compensation” under Code Section 162(m) and regulations thereunder to otherwise fail to qualify as “performance-based compensation” under Code Section 162(m) and regulations thereunder or (ii) Awards that provide for a “deferral of compensation” within the meaning of Section 409A to fail to satisfy the requirements of Section 409A.  Furthermore, in the event a capital gains distribution is made to the Company’s stockholders, the exercise price of outstanding Options and the grant price of outstanding Stock Appreciation Rights issued under the Plan may be adjusted in accordance with Sections 6(b)(i) and 6(c)(i), respectively.

(d)           Change in Control.  Notwithstanding any other provision of the Plan, if a Change in Control shall occur, then, unless prior to the occurrence thereof, the Board of Directors shall determine otherwise by vote of at least two-thirds of its members, except with respect to previously granted and outstanding Awards subject to Section 409A for which no such determination may be made, (i) all Options and Stock Appreciation Rights then outstanding pursuant to the Plan shall forthwith become fully exercisable whether or not then exercisable, (ii) all restrictions on all Restricted Stock awarded under the Plan shall forthwith lapse, (iii) all outstanding Restricted Stock Units, Deferred Stock Units and Cash Awards shall forthwith be paid in cash or settled by the issuance of Common Stock thereunder and (iv) all Performance Awards shall be paid out as if each performance period had been completed or satisfied and as if achievement of the applicable performance goals was sufficient to enable a payment equal to the maximum amount provided for in the Performance Awards.

(e)           Taxes.  The Company is authorized to withhold from any Award granted, any payment relating to an Award under the Plan, including from a distribution of Common Stock, or any payroll or other payment to a Participant, amounts of withholding

22

and other taxes due or potentially payable in connection with any transaction involving an Award, and to take such other action as the Committee may deem advisable to enable the Company and Participants to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any Award.  This authority shall include authority to withhold or receive Common Stock or other property and to make cash payments in respect thereof in satisfaction of a Participant’s tax obligations, either on a mandatory or elective basis in the discretion of the Committee.

(f)           Changes to the Plan and Awards.  The Board of Directors may amend, alter, suspend, discontinue or terminate the Plan without the consent of stockholders or Participants, except that any amendment or alteration to the Plan shall be subject to the approval of the Company’s stockholders if such stockholder approval is required by any federal or state law or regulation or the rules of any stock exchange or automated quotation system on which the Common Stock may then be listed or quoted, and the Board of Directors may otherwise, in its discretion, determine to submit other such changes to the Plan to stockholders for approval; provided that, subject to Section 10(c), without the consent of an affected Participant, no such Board action may materially and adversely affect the rights of such Participant under any previously granted and outstanding Award.  The Committee may waive any conditions or rights under, or amend, alter, suspend, discontinue or terminate any Award theretofore granted and any Award Agreement relating thereto to the extent permitted by applicable law and regulations, except as otherwise provided in the Plan; provided that, subject to Section 10(c) and Section 10(m), without the consent of an affected Participant, no such Committee action may materially and adversely affect the rights of such Participant under such Award.

(g)           Limitation on Rights Conferred under the Plan.  Neither the Plan nor any action taken hereunder shall be construed as (i) giving any Eligible Person or Participant the right to continue as an Eligible Person or Participant or in the employ or service of the Company, (ii) interfering in any way with the right of the Company to terminate any Eligible Person’s or Participant’s employment or service at any time, (iii) giving an Eligible Person or Participant any claim to be granted any Award under the Plan or to be treated uniformly with other Participants and employees, or (iv) conferring on a Participant any of the rights of a stockholder of the Company unless and until the Participant is duly issued or transferred shares of Common Stock in accordance with the terms of an Award.

(h)           Unfunded Status of Awards, Creation of Trusts.  The Plan is intended to constitute an “unfunded” plan for incentive and deferred compensation.  With respect to any payments not yet made to a Participant or obligation to deliver Common Stock pursuant to an Award, nothing contained in the Plan or any Award shall give any such Participant any rights that are greater than those of a general creditor of the Company; provided that the Committee may authorize the creation of trusts and deposit therein cash,

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Common Stock, other Awards or other property, or make other arrangements to meet the Company’s obligations under the Plan.  Such trusts or other arrangements shall be consistent with the “unfunded” status of the Plan except as otherwise determined by the Committee with the consent of each affected Participant.

(i)           Nonexclusivity of the Plan.  Neither the adoption of the Plan by the Board of Directors nor its submission to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board of Directors or a committee thereof to adopt such other incentive arrangements as it may deem desirable including incentive arrangements and awards which do not qualify under Code Section 162(m).

(j)           Fractional Shares.  No fractional shares of Common Stock shall be issued or delivered pursuant to the Plan or any Award.  The Committee shall determine whether cash, other Awards or other property shall be issued or paid in lieu of such fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

(k)           Governing Law.  The validity, construction and effect of the Plan, any rules and regulations under the Plan, and any Award Agreement shall be determined in accordance with the Maryland General Corporation Law, without giving effect to principles of conflicts of laws, and applicable federal law.

(l)           Plan Effective Date and Stockholder Approval.  The Plan has been adopted by the Board of Directors, including all of the Non-Employee Directors, and will become effective upon approval of the Plan by the stockholders of the Company.  The Plan shall be reviewed by the Board of Directors no less frequently than annually.  The Plan shall remain in effect until all Awards have been exercised or terminated under the terms of the Plan and applicable Award Agreements; provided, however, that Awards under the Plan may be granted only within ten (10) years from the Effective Date.

(m)           Compliance with Section 409A.

(i)           The Plan and the Award Agreements are intended to either comply with or be exempt from Section 409A, and, to the maximum extent permitted, the Plan and the Award Agreements shall be interpreted and construed accordingly.  Notwithstanding the foregoing, payments under the Plan and the Award Agreements will be interpreted to be exempt from Section 409A to the maximum extent possible.  The Committee shall have the discretion and authority to amend the Plan or any Award Agreement at any time to satisfy any requirements of Section 409A or rulings or other guidance published by the U.S. Treasury Department interpreting Section 409A (including, without limitation, correction

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                programs).  Notwithstanding anything in the Plan or any Award Agreement to the contrary, in no event shall the Company, any of its affiliates or its agents, or any member of the Board of Directors have any liability for any taxes imposed in connection with a failure of the
                Plan or any Award Agreement to comply with Section 409A.

(ii)           For purposes of any provision of the Plan or any Award Agreement that provides for the payment of an amount that is a “deferral of compensation” (within the meaning of Section 409A) upon or as a result of a termination of employment, a termination of employment shall not be deemed to have occurred unless such termination of employment is also a “separation from service” within the meaning of Section 409A.

(iii)           For purposes of any provision of the Plan or any Award Agreement that provides for the payment of an amount that is a “deferral of compensation” (within the meaning of Section 409A) upon or as a result of a termination of employment, then, notwithstanding any other provision in the Plan or any Award Agreement to the contrary, such payment will not be made to an Eligible Person or Participant until the day after the date that is six months following the separation from service date (the “Specified Employee Payment Date”), but only if, as of such separation from service date, such  Eligible Person or Participant is a “specified employee” (as defined under Section 409A and pursuant to any relevant procedures that the Company may establish).  For the avoidance of doubt, on the Specified Employee Payment Date, the Eligible Person or Participant will be paid in a single lump sum all payments that otherwise would have been made to him or her under the Plan or any Award Agreement during that six-month period but were not because of this paragraph.  This paragraph will not be applicable after the Eligible Person’s or Participant’s death.

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Exhibit B

PETROLEUM & RESOURCES CORPORATION

2015 INCENTIVE COMPENSATION PLAN

Page

1.	Purpose	1

2.	Definitions	1

3.	Administration of the Plan	6

4.	Stock Subject to Plan	7

5.	Eligibility; Award Limitations	7

6.	Specific Terms of Awards	8

7.	Certain Provisions Applicable to Awards	15

8.	Performance Awards	17

9.	Awards to Non-Employee Directors	19

10.	General Provisions	20

1.           Purpose.

The purpose of this 2015 Incentive Compensation Plan (the “Plan”) is to assist Petroleum & Resources Corporation (the “Corporation”) in attracting, retaining, motivating and rewarding high-quality executives, employees and non-employee directors who provide services to the Corporation and/or its Subsidiaries (as defined below), enabling such persons to acquire or increase a proprietary interest in the Corporation in order to strengthen the mutuality of interests between such persons and stockholders of the Corporation.  The Plan is also intended to qualify certain compensation awarded under the Plan for tax deductibility under Section 162(m) of the Internal Revenue Code of 1986 to the extent deemed appropriate by the Compensation Committee (or any successor committee) of the Board of Directors of the Corporation.

2.           Definitions.

As used in the Plan, the following words shall have the following meanings:

(a)           “Adams” means The Adams Express Company;

(b)           “Award” means any award of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units or Deferred Stock Units, Cash Awards or Bonus Stock granted to an Eligible Person pursuant to the provisions of the Plan;

(c)           “Award Agreement” means the written agreement evidencing an Award under the Plan;

(d)           “Beneficiary” means the person, persons, trust or trusts which have been designated by a Participant in his or her most recent written beneficiary designation filed with the Committee to receive the benefits specified under the Plan upon such Participant’s death or to which Awards or other rights are transferred if and to the extent permitted under Section 10(b) hereof.  If, upon a Participant’s death, there is no designated Beneficiary or surviving designated Beneficiary, then the term Beneficiary means the Participant’s estate;

(e)           “Board of Directors” means the Board of Directors of the Corporation;

(f)           “Bonus Stock” means Common Stock granted to an Eligible Person under Section 6(h) hereof;

(g)           “Cash Award” means an award denominated in cash granted to an Eligible Person under Section 6(g) hereof;

(h)           “Change in Control” means any of the following:

(i)           any one person or more than one person acting as a group acquires ownership of shares of the Corporation that, together with the shares of the Corporation held by such person or group, constitutes more than 50% of the total fair market value or total voting power of the shares of the Corporation; provided, however, that if any one person or more than one person acting as a group is considered to own more than 50% of the total fair market value or total voting power of the shares of the Corporation, the acquisition of additional shares by the same person or persons shall not constitute a Change in Control under clause (i) or (ii) of this Section 2(h).  An increase in the percentage of shares of the Corporation owned by any one person or persons acting as a group as a result of a transaction in which the Corporation acquires its own shares in exchange for property will be treated as an acquisition of shares of the Corporation by such person or persons for purposes of this Section 2(h)(i).  This Section 2(h)(i) applies only when there is a transfer of shares of the Corporation (or issuance of shares of the Corporation) and shares in the Corporation remain outstanding after the transaction;

(ii)           any one person or more than one person acting as a group acquires, or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons, ownership of shares of the Corporation having 35% or more of the total voting power of the shares of the Corporation; provided, however, that if any one person or more than one person acting as a group so acquires 35% or more of the total voting power of the shares of the Corporation, the acquisition of additional control of the Corporation by the same person or persons shall not constitute a Change in Control;

(iii)           a majority of the members of the Board of Directors is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the Board of Directors prior to the date of such appointment or election; or

(iv)           any one person or more than one person acting as a group acquires, or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons, assets from the Corporation that have a total gross fair market value equal to or more than 40% of the total gross fair market value of all of the assets of the Corporation immediately prior to such acquisition or acquisitions; provided, however, that a transfer of assets by the Corporation shall not be treated as a Change in Control if the assets are transferred to (A) a stockholder of the Corporation immediately before the asset transfer in exchange for or with respect to shares of the Corporation, (B) an entity,

2

                50% or more of the total value or voting power of which is owned, directly or indirectly, by the Corporation, (C) a person or more than one person acting as a group that owns, directly or indirectly, shares of the Corporation having 50% or more of the total fair market value or total voting power of the Corporation or (D) an entity, at least 50% of the total value or voting power of which is owned by a person or persons described in clause (B) above; and provided, further, that for purposes of clauses (A), (B), (C) and (D) above, a person’s status is determined immediately after the transfer of the assets.  For purposes of this Section 2(h)(iv), gross fair market value means the value of the assets of the Corporation, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

It is the intent of the Corporation that the definition of “Change in Control” satisfies, and be interpreted in a manner that satisfies, the applicable requirements of Code Section 409A.  If the definition of “Change in Control” would otherwise frustrate or conflict with the intent expressed above, that definition to the extent possible shall be interpreted and deemed amended so as to avoid such conflict.

(i)           “Code” means the Internal Revenue Code of 1986, as amended from time to time, including regulations thereunder and successor provisions and regulations thereto;

(j)           “Committee” means the Compensation Committee of the Board of Directors, or such other committee of three or more Non-Employee Directors designated by the Board of Directors to administer the Plan; provided, however, that the Committee shall consist solely of three or more directors, each of whom shall not be an “interested person” of the Corporation within the meaning of the Investment Corporation Act and shall be (i) a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act and (ii) an “outside director” as defined under Code Section 162(m) unless administration of the Plan by “outside directors” is not then required in order to qualify for tax deductibility under Code Section 162(m);

(k)           “Common Stock” means common stock, par value $0.001 per share, of the Corporation and such other securities as may be substituted (or resubstituted) for Common Stock pursuant to Section 10(c) hereof;

(l)           “Covered Employee” means an Eligible Person who is a Covered Employee as specified in Section 8(d) of the Plan;

(m)           “Deferred Stock Unit” means a right, granted to an Eligible Person under Section 6(f) or Section 9(b) hereof, to receive Common Stock, cash or a combination thereof at the end of a specified deferral period;

3

(n)           “Disabled” means, unless otherwise determined by the Committee and set forth in an award agreement, (i) being unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months; or (ii) receiving income replacement benefits for a period of not less than three months under an accident and health plan covering employees of the Corporation by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a period of not less than 12 months;

(o)           “Dividend Equivalents” means an amount equal to all dividends and other distributions (or the economic equivalent thereof) that are payable by the Corporation on one share of Common Stock to stockholders of record;

(p)           “Effective Date” means the date on which the Corporation’s stockholders approve the adoption of the Plan;

(q)           “Eligible Persons” means (i) any person, including officers and directors, in the regular employment of the Corporation and/or any Subsidiary on a full-time basis or of both the Corporation (and/or any Subsidiary thereof) and Adams (and/or any Subsidiary thereof) on a combined full-time basis and (ii) for purposes of Awards made pursuant to Section 9 hereof, any Non-Employee Director of the Corporation;

(r)           “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, including rules thereunder and successor provisions and rules thereto;

(s)           “Fair Market Value” means the mean of the high and low sale prices of Common Stock as reported on the New York Stock Exchange―Composite Transactions (or such other national securities exchange or automated inter-dealer quotation system on which the Common Stock has been duly listed and approved for quotation and trading) on the relevant date, or if no sale of the Common Stock is reported for such date, the next preceding day for which there is a reported sale;

(t)           “Initial Election Award Value” means an amount equal in value to 25% of the total value of the full-year base annual retainer for Non-Employee Directors for the year in which the applicable award is granted.

(u)           “Investment Company Act” means the Investment Company Act of 1940, as amended from time to time, including rules thereunder and successor provisions and rules thereto;

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(v)           “Non-Employee Director” means a director of the Corporation who is not, at the time an Award is to be granted under the Plan, an employee of the Corporation or any of its Subsidiaries;

(w)           “Option” means a right, granted to an Eligible Person under Section 6(b) hereof, to purchase Common Stock at a specified price during specified time periods;

(x)           “Participant” means a person who has been granted an Award under the Plan which remains outstanding, including a person who is no longer an Eligible Person;

(y)           “Performance Award” means an Award granted to an Eligible Person which is conditioned upon satisfaction, during a period of at least one year but in no event more than ten years, of performance criteria established by the Committee;

(z)           “Restricted Stock” means an award of Common Stock granted to an Eligible Person under Section 6(d) hereof;

(aa)           “Restricted Stock Unit” means an award that represents the right to receive Common Stock granted to an Eligible Person under Section 6(e) or Section 9(a) hereof;

(bb)           “Retirement” means (i) with respect to an employee of the Corporation (and/or a Subsidiary), termination of employment by retirement on or after attaining (A) age 65, (B) age 62 after having completed at least three years of service with the Corporation (and/or a Subsidiary) and Adams (and/or a subsidiary thereof) or (C) age 55 after having completed at least ten years of service with the Corporation and Adams and (ii) with respect to a Non-Employee Director of the Corporation, termination of service as a director by reason of retirement in accordance with the Corporation’s retirement policy for Non-Employee Directors contained in the Corporation’s By-Laws;

(cc)           “Rule 16b-3” means Rule 16b-3, as from time to time in effect and applicable to the Plan and Participants, promulgated by the Securities and Exchange Commission under Section 16 of the Exchange Act;

(dd)           “Section 409A” means Section 409A of the Code;

(ee)           “Stock Appreciation Right” means a right granted to an Eligible Person under Section 6(c) hereof; and

(ff)           “Subsidiary” means (i) any corporation or other entity in which the Corporation, directly or indirectly, controls 50% or more of the total combined voting power of such corporation or other entity and (ii) any corporation or other entity in which

5

the Corporation has a significant equity interest and which the Committee has determined to be considered a Subsidiary for purposes of the Plan.

3.           Administration of the Plan.

(a)           Authority of the Committee and the Board of Directors.  The Plan shall be administered by the Committee.  A majority of the Committee shall constitute a quorum, and the acts of a majority of the members present at any meeting at which a quorum is present, or acts approved in writing by all of the members, shall be the acts of the Committee.  The Committee shall approve, in each case subject to ratification by the Board of Directors and subject to and consistent with the provisions of the Plan, Eligible Persons selected to become Participants, grants of Awards, the type, number and other terms and conditions of Awards, and the terms of Award Agreements (which need not be identical for each Participant).  The Committee shall have full and final authority to prescribe rules and regulations for the administration of the Plan, construe and interpret the Plan and Award Agreements and correct defects, supply omissions or reconcile inconsistencies therein and make all other decisions and determinations as the Corporation may deem necessary or advisable for the administration of the Plan.

(b)           Manner of Exercise of Committee Authority.  Any action of the Committee (subject to ratification by the Board of Directors if applicable) shall be final, conclusive and binding on all persons, including the Corporation, Participants, Beneficiaries, transferees under Section 10(b) hereof or other persons claiming rights from or through a Participant, and stockholders.  The express grant of any specific power to the Committee, and the taking of any action by the Committee, shall not be construed as limiting any power or authority of the Committee.  The Committee may appoint agents to assist it in administering the Plan.

(c)           Limitation of Liability.  The Board of Directors, the Committee and each member thereof shall be entitled, in good faith, to rely or act upon any report or other information furnished to it, him or her by any officer or employee of the Corporation, the Corporation’s independent auditors, consultants or any other agents assisting in the administration of the Plan.  Members of the Board of Directors and of the Committee and any officer or employee of the Corporation acting at the direction or on behalf of the Board of Directors or the Committee shall not be personally liable for any action or determination taken or made, or not taken or made, in good faith with respect to the Plan, and shall, to the extent permitted by law, be fully indemnified and protected by the Corporation with respect to any such action or determination.

6

4.           Stock Subject to Plan.

(a)           Overall Number of Shares of Common Stock Available for Delivery.  Subject to adjustment as provided in Section 10(c) hereof, the total number of shares of Common Stock reserved and available for delivery in connection with Awards under the Plan (other than any shares of Common Stock issued in payment of Dividend Equivalents) shall be [INSERT NUMBER EQUAL TO 4% OF THE OUTSTANDING SHARES OF COMMON STOCK AS OF THE EFFECTIVE DATE].  Any shares of Common Stock delivered under the Plan shall consist of authorized and unissued shares or treasury shares.

(b)           Application of Limitation to Grants of Awards.  No Award denominated by reference to shares of Common Stock may be granted if the number of shares of Common Stock to be delivered in connection with such Award exceeds the number of shares of Common Stock remaining available for grant under the Plan.  The Committee may adopt reasonable counting procedures to ensure appropriate counting, avoid double counting (as, for example, in the case of tandem or substitute awards) and make adjustments if the number of shares of Common Stock actually delivered differs from the number of shares previously counted in connection with an Award.

(c)           Availability of Shares Not Delivered under Awards.  Shares of Common Stock subject to an Award under the Plan that are canceled, expired, forfeited, settled in cash or otherwise terminated without a delivery of shares to the Participant, plus (i) the number of shares withheld in payment of any exercise or purchase price of an Award or taxes relating to any Award and (ii) the number of shares surrendered in payment of any exercise or purchase price of an Award or taxes relating to any Award, will again be available for Awards under the Plan, except that if any such shares could not again be available for Awards to a particular Participant under any applicable law or regulation, such shares shall be available exclusively for Awards to Participants who are not subject to such limitation.  Notwithstanding the foregoing, any shares of Common Stock subject to an Option (or part thereof) that is canceled upon exercise of a Stock Appreciation Right shall be treated as if the Option itself were exercised and such shares shall no longer be available for Awards under the Plan.

5.           Eligibility; Award Limitations.

(a)           Awards may be granted under the Plan only to Eligible Persons.

(b)           Subject to the maximum number of shares of Common Stock available for Awards under the Plan, in any thirty-six month period during which the Plan is in effect, an Eligible Person may not be granted Awards relating to more than (i) 300,000 shares of Common Stock under Section 6(b) in respect of Options, (ii) 300,000 shares of Common

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Stock under Section 6(c) in respect of Stock Appreciation Rights, (iii) 300,000 shares of Common Stock under Section 6(d) in respect of Restricted Stock, (iv) 300,000 shares of Common Stock under Section 6(e) in respect of Restricted Stock Units, (v) 300,000 shares of Common Stock under Section 6(f) in respect of Deferred Stock Units and (vi) 300,000 shares of Common Stock under Section 6(h) in respect of Bonus Stock.  In addition, in no event may the total number of shares of Common Stock with respect to which all types of Awards denominated by reference to shares of Common Stock may be granted to an Eligible Person exceed 300,000 shares of Common Stock within any thirty-six month period during which the Plan is in effect.  No Eligible Person may be granted Awards denominated by reference to shares of Common Stock, or be issued shares of Common Stock in settlement of Awards not initially denominated by reference to shares of Common Stock, that in the  aggregate, exceed 35% of the shares of Common Stock initially available for delivery, as adjusted in accordance with Section 10(c) , in connection with Awards; provided, however, that, for the avoidance of doubt, Cash Awards that are settled in cash shall not count against such limit. The limitations set forth in this Section 5(b) are subject to adjustment as provided in Section 10(c). Cash Awards are subject to the limitations set forth in Section 6(g)(i) hereof.

6.           Specific Terms of Awards.

(a)           General.  Subject to the requirements of Section 3(a), Awards may be granted on the terms and conditions set forth in this Section 6.  In addition, the Committee may impose on any Award or the exercise thereof, at the date of grant in an Award Agreement or thereafter (subject to Section 10(f)), such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall determine, including terms regarding the treatment of Awards in the event of termination of employment or service on the Board of Directors by the Participant and terms permitting a Participant to make elections relating to his or her Award, to the extent permitted under Section 409A in the case of an Award that provides for a “deferral of compensation” within the meaning of Section 409A.  The Committee shall retain full power and discretion to accelerate, waive or modify, at any time, any term or condition of an Award that is not mandatory under the Plan, to the extent permitted under Section 409A in the case of an Award that provides for a “deferral of compensation” within the meaning of Section 409A.  Except in cases in which the Committee is authorized to require other forms of consideration under the Plan, or to the extent other forms of consideration must be paid to satisfy the requirements of the Maryland General Corporation Law, no consideration other than services may be required for the grant (but not the exercise) of any Award.

(b)           Options.  Options may be granted to Eligible Persons on the following terms and conditions:

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(i)           Exercise Price.  The exercise price per share of Common Stock purchasable under an Option shall be not less than the Fair Market Value of a share of Common Stock on the date of grant of such Option except as provided under Section 7(a) hereof.  If and to the extent provided for in the applicable Award Agreement, the Option price per share may be reduced after grant of the Option to reflect capital gains distributions to the Corporation’s stockholders; provided that no such reduction shall be made which will reduce the Option price below zero.

(ii)           Time and Method of Exercise.  The Committee shall determine at the date of grant in an Award Agreement or thereafter, the time or times at which or the circumstances under which an Option may be exercised in whole or in part (including based on achievement of performance goals and/or future service requirements), the methods by which such exercise price may be paid or deemed to be paid, the form of such payment, including, without limitation, cash or Common Stock, and the methods by or forms in which Common Stock will be delivered or deemed to be delivered to Participants.  Except as otherwise determined by the Committee and set forth in an Award Agreement, and subject to Sections 6(b)(iii) and 10(d), an Option shall become exercisable after the first anniversary of the date of grant, subject to the Participant’s continued employment or service with the Corporation.

(iii)           Termination.  Except as otherwise determined by the Committee and set forth in an Award Agreement, and subject to Section 10(d), if (w) a Participant’s employment with the Corporation terminates by reason of death or becoming Disabled, all of the Participant’s Options shall be exercisable within the period beginning on the date the Participant’s employment terminated (even if such date occurs before the Participant has become entitled to exercise all or any part of his or her Options) and ending one year thereafter or the expiration date set forth in the applicable Award Agreements if earlier; (x) a Participant’s employment with the Corporation terminates by reason of Retirement (and, except as otherwise determined by the Committee, the Participant executes a non-competition, non-solicitation, non-disclosure and non-disparagement agreement in a form satisfactory to the Corporation), the Participant’s Options shall be exercisable within the period beginning on the date the Participant would otherwise have become entitled to exercise the part of his or her Options so exercised and ending on the third anniversary of the Participant’s Retirement date or the expiration date set forth in the applicable Award Agreements if earlier; (y) the Corporation terminates the Participant’s employment with the Corporation without cause, the Participant voluntarily resigns or, in the case of a Participant principally employed by a Subsidiary, the Subsidiary is divested and as a result thereof the Participant is no longer employed by the Corporation (and/or another

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               Subsidiary), the Participant’s Options shall be exercisable within the period beginning on the date the Participant’s employment terminated and ending three months thereafter or the expiration date set forth in the applicable Award Agreements if earlier, but only to the extent the Options were exercisable on the date the Participant’s employment terminated, and all of the Participant’s other Options shall terminate and cease to be exercisable immediately; or (z) a Participant’s employment with the Corporation terminates for any other reason
               (including termination for cause), the Participant’s Options shall terminate and cease to be exercisable immediately.

(iv)           Dividend Equivalents.  If and to the extent provided for in the applicable Award Agreement, a recipient of Options may be entitled to receive Dividend Equivalents in respect of such Options or any portion thereof as specified in the applicable Award Agreement equal to the amount or value of any cash or other dividends or distributions payable on an equivalent number of shares of Common Stock.  Any such Dividend Equivalents shall be paid in shares of Common Stock, cash or a combination thereof, with or without interest, as and when provided for in the applicable Award Agreement.

(c)           Stock Appreciation Rights.  Stock Appreciation Rights may be granted to Eligible Persons on the following terms and conditions:

(i)           Right to Payment.  A Stock Appreciation Right shall confer on the Participant to whom it is granted a right to receive consideration (the form of which will be determined pursuant to Section 6(c)(ii) below), upon exercise thereof, equal to the excess of (A) the Fair Market Value of one share of Common Stock on the date of exercise over (B) the grant price of the Stock Appreciation Right (which shall not be less than the Fair Market Value of a share of Common Stock on the date of grant).  Stock Appreciation Rights may be either freestanding or in tandem with other Awards.  If and to the extent provided for in the applicable Award Agreement, the grant price of a Stock Appreciation Right may be reduced after grant of the Stock Appreciation Right to reflect capital gains distributions to the Corporation’s stockholders; provided that no such reduction shall be made which will reduce the grant price of the Stock Appreciation Right below zero.

(ii)           Time and Method of Exercise.  (A) The Committee shall determine at the date of grant in an Award Agreement or thereafter, the time or times at which and the circumstances under which a Stock Appreciation Right may be exercised in whole or in part (including based on achievement of performance goals and/or future service requirements), the method of exercise, the method of settlement, the form of consideration payable in settlement, the method by or

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                forms in which Common Stock will be delivered or deemed to be delivered to Participants, whether or not a Stock Appreciation Right shall be in tandem or in combination with any other Award and any other terms and conditions of any Stock Appreciation Right.  Except as otherwise determined by the Committee and set forth in an Award Agreement, and subject to Sections 6(c)(iii) and 10(d), a Stock Appreciation Right shall become exercisable after the second anniversary of the date of grant, subject to the Participant’s continued employment or service with the Corporation.

(B)           To the extent that any Stock Appreciation Right that shall have become exercisable shall not have been exercised or cancelled or, by reason of any termination of employment, shall have become non-exercisable, it shall be deemed to have been exercised automatically, without any notice of exercise, on the last day on which it is exercisable, provided that any conditions or limitations (including limitations set forth in Section 6(c)(iii)) on its exercise (other than (x) notice of exercise and (y) exercise or election to exercise during the exercise period prescribed in Section 6(c)(ii)(A)) are satisfied and the Stock Appreciation Right shall then have value.  Such exercise shall be deemed to specify that, subject to determination by the Committee as provided in Section 6(c)(ii)(A), the holder elects to receive cash and that such exercise of a Stock Appreciation Right shall be effective as of the time of the exercise.

(iii)           Termination.  Except as otherwise determined by the Committee and set forth in an Award Agreement, and subject to Section 10(d), termination of employment or service with the Corporation shall have the same effect on Stock Appreciation Rights as does termination on Options as set forth in Section 6(b)(iii).

(iv)           Dividend Equivalents.  If and to the extent provided for in the applicable Award Agreement, a recipient of Stock Appreciation Rights may be entitled to receive Dividend Equivalents in respect of such Stock Appreciation Rights or any portion thereof as specified in the applicable Award Agreement equal to the amount or value of any cash or other dividends or distributions payable on an equivalent number of shares of Common Stock.  Any such Dividend Equivalents shall be paid in shares of Common Stock, cash or a combination thereof, with or without interest, as and when provided for in the applicable Award Agreement.

(d)           Restricted Stock.  Restricted Stock may be granted to Eligible Persons on the following terms and conditions:

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(i)           Grant and Restrictions.  Restricted Stock shall be subject to such restrictions on transferability, risk of forfeiture and other restrictions, if any, as the Committee may impose, which restrictions may lapse separately or in combination at such times, under such circumstances (including based on achievement of performance goals and/or future service requirements), in such installments or otherwise, as the Committee may determine at the date of grant in an Award Agreement or thereafter.  Except to the extent restricted under the terms of the Plan and any Award Agreement relating to the Restricted Stock, a Participant granted Restricted Stock shall have all of the rights of a stockholder, including the right to vote the Restricted Stock and the right to receive dividends thereon (subject to any mandatory reinvestment or other requirement imposed by the Committee). Except as otherwise determined by the Committee and set forth in an Award Agreement, and subject to Sections 6(d)(ii) and 10(d), restrictions on Restricted Stock will lapse in three equal installments after each of the first, second and third anniversaries of the date of grant, subject to the Participant’s continued employment or service with the Corporation.

(ii)           Forfeiture.  Except as otherwise determined by the Committee, effective immediately after termination of employment or service with the Corporation during the applicable restriction period, Restricted Stock that is at that time subject to restrictions shall be forfeited and reacquired by the Corporation; provided that the Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Stock shall be waived in whole or in part in the event of terminations resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of Restricted Stock.

(iii)           Certificates for Stock.  Restricted Stock granted under the Plan may be evidenced in such manner as the Committee shall determine.  If certificates representing Restricted Stock are registered in the name of the Participant, the Committee may require that such certificates bear an appropriate legend referring to the terms, conditions and restrictions applicable to such Restricted Stock and that the Corporation retain physical possession of the certificates. In addition, the Participant shall deliver a stock power to the Corporation, endorsed in blank, relating to the Restricted Stock whether certificated or uncertificated.

(iv)           Dividends, Capital Gains Distributions and Splits.  As a condition to the grant of an Award of Restricted Stock, the Committee may require that any cash dividends or capital gains distributions paid on a share of Restricted Stock be automatically reinvested in additional shares of Restricted Stock.  Except as

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                otherwise determined by the Committee, Common Stock distributed in connection with a stock split, stock dividend or capital gains distribution, and other property distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the
                Restricted Stock with respect to which such Common Stock or other property has been distributed.

(e)           Restricted Stock Units.  Restricted Stock Units may be granted to Eligible Persons on the following terms and conditions:

(i)           Grant and Restrictions.  Restricted Stock Units shall be subject to such restrictions on transferability, risk of forfeiture and other restrictions, if any, as the Committee may impose, which restrictions may lapse separately or in combination at such times, under such circumstances (including based on achievement of performance goals and/or future service requirements), in such installments or otherwise, as the Committee may determine at the date of grant or thereafter.  Except as otherwise determined by the Committee and set forth in an Award Agreement or as provided in Section 9(a), and subject to Sections 6(e)(ii) and 10(d), the restrictions on Restricted Stock Units will lapse and Common Stock in respect of the Participant’s Restricted Stock Units shall be delivered to the Participant in three equal installments after each of the first, second and third anniversaries of the date of grant, subject to the Participant’s continued employment or service with the Corporation.

(ii)           Forfeiture.  Except as otherwise determined by the Committee, effective immediately after termination of employment or service with the Corporation during the applicable restriction period, Restricted Stock Units that are at that time subject to restrictions shall be forfeited; provided that the Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Stock Units shall be waived in whole or in part in the event of terminations resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of Restricted Stock Units.

(iii)           Dividend Equivalents.  If and to the extent provided for in the applicable Award Agreement, a recipient of Restricted Stock Units may be entitled to receive Dividend Equivalents in respect of such Restricted Stock Units or any portion thereof as specified in the applicable Award Agreement equal to the amount or value of any cash or other dividends or distributions payable on an equivalent number of shares of Common Stock.  Any such Dividend Equivalents shall be paid in shares of Common Stock, cash or a combination thereof, with or without interest, as and when provided for in the applicable Award Agreement.

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(f)           Deferred Stock Units.  Deferred Stock Units may be granted to Eligible Persons on the following terms and conditions:

(i)           Grant and Restrictions.  Satisfaction of an Award of Deferred Stock Units shall occur upon expiration of the deferral period specified for such Deferred Stock Units by the Committee (or, if permitted by the Committee, as elected by the Participant).  In addition, Deferred Stock Units shall be subject to such restrictions (which may include a risk of forfeiture) as the Committee may impose, if any, which restrictions may lapse at the expiration of the deferral period or at earlier specified times (including based on achievement of performance goals and/or future service requirements), separately or in combination, in installments or otherwise, as the Committee may determine.  Deferred Stock Units may be satisfied by delivery of Common Stock, cash equal to the Fair Market Value of the specified number of shares of Common Stock covered by the Deferred Stock Units, or a combination thereof, as determined by the Committee at the date of grant or thereafter.

(ii)           Forfeiture.  Except as otherwise determined by the Committee, effective immediately after termination of employment or service with the Corporation during the applicable deferral period or portion thereof to which forfeiture conditions apply (as provided in the Award Agreement evidencing the Deferred Stock Unit), all Deferred Stock Units that are at that time subject to deferral (other than a deferral at the election of the Participant) shall be forfeited; provided that the Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Deferred Stock Units shall be waived in whole or in part in the event of terminations resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of Deferred Stock Units.

(iii)           Dividend Equivalents.  If and to the extent provided for in the applicable Award Agreement, a recipient of Deferred Stock Units may be entitled to receive Dividend Equivalents in respect of such Deferred Stock Units or any portion thereof as specified in the applicable Award Agreement equal to the amount or value of any cash or other dividends or distributions payable on an equivalent number of shares of Common Stock.  Any such Dividend Equivalents shall be paid in shares of Common Stock, cash or a combination thereof, with or without interest, as and when provided for in the applicable Award Agreement.

(g)           Cash Awards.  Cash Awards may be granted to Eligible Persons on the following terms and conditions:

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(i)           Grant and Restrictions.  A Cash Award shall confer on the Participant to whom it is granted a right to receive cash (subject to the last sentence hereof), the amount of which may be based on the achievement, over a specified period of time, of performance goals.  The amount that may be paid to any one Participant with respect to Cash Awards shall not exceed $3,000,000 with respect to any fiscal year.  Cash Awards may be satisfied in cash, by delivery of the number of shares of Common Stock valued at the Fair Market Value on the payout date (or, in the discretion of the Committee, the day immediately preceding that date), or a combination thereof, as determined by the Committee at the date of grant or thereafter.

(ii)           Forfeiture.  Except as otherwise determined by the Committee, effective immediately after termination of employment or service with the Corporation during the applicable performance period, Cash Awards that are at that time subject to restrictions shall be forfeited; provided that the Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Cash Awards shall be waived in whole or in part in the event of terminations resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of Cash Awards.

(h)           Bonus Stock.

(i)           Grant and Restrictions.  Bonus Stock may be granted to Eligible Persons.  Except as otherwise determined by the Committee and set forth in an Award Agreement, Bonus Stock shall vest immediately and shall not be subject to any restrictions.

(ii)           Certificates for Stock.  Bonus Stock granted under the Plan may be evidenced in such manner as the Committee shall determine.  If certificates representing Bonus Stock are registered in the name of the Participant, the Committee may require that such certificates bear an appropriate legend referring to the terms, conditions and restrictions, if any, applicable to such Bonus Stock and that the Corporation retain physical possession of the certificates.  In addition, the Committee may require that the Participant deliver a stock power to the Corporation, endorsed in blank, relating to the Bonus Stock whether certificated or uncertificated.

7.           Certain Provisions Applicable to Awards.

(a)           Stand-Alone, Additional, Tandem and Substitute Awards.  Awards granted under the Plan may, in the discretion of the Committee, be granted either alone or

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 in addition to, in tandem with, or in substitution or exchange for, any other Award or any award granted under another plan of the Corporation, any Subsidiary, or any business entity to be acquired by the Corporation or any Subsidiary, or any other right of a Participant to receive payment from the Corporation or any Subsidiary, to the extent permitted under Section 409A in the case of an Award that provides for a “deferral of compensation” within the meaning of Section 409A.  Such additional, tandem, and substitute or exchange Awards may be granted at any time.  If an Award is granted in substitution or exchange for another Award or award, the Committee shall require the surrender of such other Award or award in consideration for the grant of the new Award. Notwithstanding the foregoing, neither the Board of Directors nor the Committee shall (except pursuant to Section 6(b)(i), Section 6(c)(i) and Section 10(c)) amend the Plan or any Award Agreement to reprice any Option or Stock Appreciation Right whose exercise price is above the then Fair Market Value of the stock subject to the Award, whether by decreasing the exercise price, canceling the Award and granting a substitute Award, repurchasing the Award for cash, or otherwise.

(b)           Term of Awards.  The term of each Award shall be for such period as may be determined by the Committee; provided that in no event shall the term of any Option or Stock Appreciation Right exceed a period of ten years after the date of grant.

(c)           Form and Timing of Payment under Awards; Deferrals.  Subject to the terms of the Plan and any applicable Award Agreement, payments to be made by the Corporation upon the exercise of an Option or other Award or settlement of an Award may be made in such forms as the Committee shall determine, including, without limitation, cash or Common Stock, and, to the extent permitted by Section 409A, may be made in a single payment or transfer, in installments, or on a deferred basis.  The settlement of any Award may be accelerated, and cash paid in lieu of Common Stock in connection with such settlement, in the discretion of the Committee or upon the occurrence of one or more specified events, to the extent permitted under Section 409A in the case of an Award that provides for a “deferral of compensation” within the meaning of Section 409A.  Installment or deferred payments may be required by the Committee to the extent necessary to qualify payments for deductibility under Code Section 162(m), or permitted at the election of the Participant on terms and conditions established by the Committee in accordance with Section 409A.  Payments may include, without limitation, provisions for the payment or crediting of reasonable interest on installment or deferred payments or the grant or crediting of other amounts in respect of installment or deferred payments denominated in Common Stock.  Any payments mandatorily deferred by the Committee to qualify such payments for deductibility under Code Section 162(m) shall include a reasonable rate of interest.  Notwithstanding any other provision of the Plan to the contrary, no deferral will be permitted under the Plan if it will result in the Plan becoming an “employee pension benefit plan” under Section 3(2)

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 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), that is not otherwise exempt under Sections 201(2), 301(a)(3) and 401(a)(1) of ERISA.

(d)           Exemptions from Section 16(b) Liability.  It is the intent of the Corporation that the grant of any Awards to or other transaction by a Participant who is subject to Section 16 of the Exchange Act shall be exempt under Rule 16b-3 (except for transactions acknowledged in writing to be non-exempt by such Participant).  Accordingly, if any provision of this Plan or any Award Agreement does not comply with the requirements of Rule 16b-3 as then applicable to any such transaction, such provision shall be construed or deemed amended to the extent necessary to conform to the applicable requirements of Rule 16b-3 so that such Participant shall avoid liability under Section 16(b).

8.           Performance Awards.

(a)           Performance Conditions.  The right of a Participant to exercise or receive a grant or settlement of any Award, and the timing thereof, may be subject to such performance conditions as may be specified by the Committee.  The Committee may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions, and may exercise its discretion to reduce or increase the amounts payable under any Award subject to performance conditions. Performance Awards that are designated by the Committee to qualify as “performance-based compensation” under Code Section 162(m) shall comply with the requirements of Section 8(b) hereof.

(b)           Performance Awards Granted to Designated Covered Employees.  Unless the Committee determines that a Performance Award is not intended to qualify as “performance-based compensation” for purposes of Code Section 162(m), the grant, exercise and/or settlement of such Performance Award shall be contingent upon achievement of pre-established performance goals and other terms set forth in this Section 8(b).

(i)           Performance Goals Generally.  The performance goals for such Performance Awards shall consist of one or more business criteria and a targeted level or levels of performance with respect to each of such criteria, as specified by the Committee consistent with this Section 8(b).  Performance goals shall be objective and shall otherwise meet the requirements of Code Section 162(m) and regulations thereunder (including Regulation 1.162-27 and successor regulations thereto), including the requirement that the level or levels of performance targeted by the Committee result in the achievement of performance goals being “substantially uncertain”.  The Committee may determine that such Performance Awards shall be granted, exercised and/or settled upon achievement of any one

17

                performance goal or that two or more of the performance goals must be achieved as a condition to the grant, exercise and/or settlement of such Performance Awards.  Performance goals may differ for Performance Awards granted to any one Participant or to different
                Participants.

(ii)           Business Criteria.  Consistent with the requirements of Code Section 162(m) and regulations thereunder, one or more of the following business criteria for the Corporation, on a consolidated basis, and/or for specified Subsidiaries or business units of the Corporation (except with respect to the total stockholder return and earnings per share criteria), shall be used by the Committee in establishing performance goals for such Performance Awards:  (1) return on net assets, return on assets, return on investment, return on capital, return on equity; (2) economic value added; (3) operating margin; (4) net income, pretax earnings, pretax earnings before interest, depreciation, amortization and/or incentive compensation, pretax operating earnings, operating earnings; (5) total stockholder return; (6) performance of managed funds; (7) increase in market share or assets under management; (8) reduction in costs; (9) expense ratios; (10) amount of net assets under management; (11) net asset value; (12) increase in the Fair Market Value of Common Stock; and (13) any of the above goals as compared to the performance of the Standard & Poor’s 500 Stock Index, the Dow Jones Energy Index or any other published index deemed applicable by the Committee.

(iii)           Performance Period; Timing for Establishing Performance Goals.  Achievement of performance goals in respect of such Performance Awards shall be measured over a performance period of at least one year but in no event more than ten years, as specified by the Committee.  Performance goals shall be established not later than 90 days after the beginning of any performance period applicable to such Performance Awards, or at such other date as may be required or permitted for “performance-based compensation” under Code Section 162(m).

(iv)           Settlement of Performance Awards; Other Terms.  Settlement of such Performance Awards shall be in cash or Common Stock, or a combination thereof, in the discretion of the Committee.  The Committee may, in its discretion, reduce the amount of a settlement otherwise to be made in connection with such Performance Awards, but may not exercise discretion to increase any such amount payable to a Covered Employee in respect of a Performance Award subject to this Section 8(b).  The Committee shall specify the circumstances in which such Performance Awards shall be paid or forfeited in the event of termination of employment by the Participant prior to the end of a performance period or settlement of Performance Awards.

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(c)           Written Determinations.  All determinations made by the Committee as to the establishment of performance goals or potential individual Performance Awards and as to the achievement of performance goals relating to Performance Awards under Section 8(b) shall be made in writing in the case of any Award intended to qualify under Code Section 162(m).  No Performance Award intended to qualify under Code Section 162(m) shall be paid until the Committee has certified in writing that the applicable performance goals have been achieved.  The Committee may not delegate any responsibility relating to such Performance Awards.

(d)           Status of Section 8(b) Awards under Code Section 162(m).  It is the intent of the Corporation that Performance Awards under Section 8(b) hereof granted to persons who are likely to be Covered Employees within the meaning of Code Section 162(m) and regulations thereunder (including Regulation 1.162-27 and successor regulations thereto) shall, if so designated by the Committee, constitute “performance-based compensation” within the meaning of Code Section 162(m) and regulations thereunder.  Accordingly, the terms of Sections 8(b), (c) and (d), including the definitions of Covered Employee and other terms used therein, shall be interpreted in a manner consistent with Code Section 162(m) and regulations thereunder.  The foregoing notwithstanding, because the Committee cannot determine with certainty whether a given Participant will be a Covered Employee with respect to a fiscal year that has not yet been completed, the term Covered Employee as used herein shall mean any Eligible Person who receives a Performance Award unless the Committee determines, at the time of grant, that such Award is not intended to qualify as “performance-based compensation” for purposes of Code Section 162(m).  If any provision of the Plan as in effect on the date of adoption or any agreements relating to Performance Awards that are designated as intended to comply with Code Section 162(m) does not comply or is inconsistent with the requirements of Code Section 162(m) or regulations thereunder, such provision shall be construed or deemed amended to the extent necessary to conform to such requirements.

9.           Awards to Non-Employee Directors.

(a)           Base Annual Retainer Grant.  25% of the value of each Non-Employee Director’s total base annual retainer for each calendar year (which amount will be pro-rated in the event such Non-Employee Director has not served as such since the beginning of such year) shall be paid in the form of an award of Restricted Stock Units valued at the Fair Market Value of the Common Stock on the date of grant.  This annual grant shall be made each calendar year immediately following the Annual Meeting of Stockholders, except with respect to any Non-Employee Director whose initial election to the Board occurs after the date of the Annual Meeting of Stockholders for such year in which case this annual grant for such Non-Employee Director for such year shall be made on the effective date of such initial election.  Such Restricted Stock Units shall be the

19

 same as and subject to the same provisions as are applicable to Restricted Stock Units that may be awarded pursuant to Section 6(e).

(b)           Initial Grant.  In addition to any awards to be granted under Section 9(a), at the effective date of any Non-Employee Director’s initial election to the Board of Directors, such Non-Employee Director shall be granted an award of Restricted Stock Units equal in value to the Initial Election Award Value, with such Restricted Stock Units valued at the Fair Market Value of the Common Stock on the date of grant.  Such Restricted Stock Units shall be the same as and subject to the same provisions as are applicable to Restricted Stock Units that may be awarded pursuant to Section 6(e).

(c)           Restricted Stock Unit Terms.  Non-Employee Directors shall receive Dividend Equivalents in respect of Restricted Stock Units granted under this Section 9 equal to the amount or value of any cash or other dividends or distributions payable on an equivalent number of shares of Common Stock.  The Restricted Stock Units and related Dividend Equivalents will vest and be paid (in the form of shares of Common Stock) one year from the date of grant.  In addition, Non-Employee Directors may elect each year, not later than December 31 of the year preceding the year as to which the annual grant of Restricted Stock Units is to be applicable, to defer to a fixed date or pursuant to a specified schedule payment of all or any portion of the annual grant of Restricted Stock Units.  Any modification of the deferral election may be made only upon satisfaction of any conditions that the Committee may impose.

(d)           Deferred Stock Units.  In addition, each Non-Employee Director may elect each year, not later than December 31 of the year preceding the year as to which deferral of fees is to be applicable, to defer to a fixed date or pursuant to a specified schedule all or any portion of the cash retainer to be paid for Board or other service related to Board activities in the following calendar year through the issuance of Deferred Stock Units, valued at the Fair Market Value of the Common Stock on the date when each payment of such retainer amount would otherwise be made in cash.  Any modification of the deferral election may be made only upon satisfaction of any conditions that the Committee may impose.  Such Deferred Stock Units shall be the same as and subject to the same provisions as are applicable to Deferred Stock Units that may be awarded pursuant to Section 6(f).

10.           General Provisions.

(a)           Compliance with Legal and Other Requirements.  The Corporation may, to the extent deemed necessary or advisable by the Committee, postpone the issuance or delivery of Common Stock or payment of other benefits under any Award until completion of such registration or qualification of such Common Stock or other required action under any federal or state law, rule or regulation, listing or other required

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 action with respect to any stock exchange or automated quotation system upon which the Common Stock or other securities of the Corporation are listed or quoted, or compliance with any other obligation of the Corporation, as the Committee may consider appropriate, and may require any Participant to make such representations, furnish such information and comply with or be subject to such other conditions as it may consider appropriate in connection with the issuance or delivery of Common Stock or payment of other benefits in compliance with applicable laws, rules and regulations, listing requirements or other obligations.

(b)           Limits on Transferability; Beneficiaries.  Except as otherwise determined by the Committee, no Award or other right or interest of a Participant under the Plan shall be pledged, hypothecated or otherwise encumbered or subject to any lien, obligation or liability of such Participant to any party (other than the Corporation or a Subsidiary), or assigned or transferred by such Participant otherwise than by will or the laws of descent and distribution or to a Beneficiary upon the death of a Participant, and such Awards or rights that may be exercisable shall be exercised during the lifetime of the Participant only by the Participant or his or her guardian or legal representative, except that Awards and other rights may be transferred to one or more Beneficiaries or other transferees during the lifetime of the Participant to facilitate estate planning, and may be exercised by such transferees in accordance with the terms of such Award, but only if and to the extent such transfers are permitted by the Committee pursuant to the express terms of an Award Agreement (subject to any terms and conditions which the Committee may impose thereon and only to the extent permitted under Section 409A in the case of an Award that provides for a “deferral of compensation” within the meaning of Section 409A).  In addition, Awards and other rights may be transferred to one or more transferees during the lifetime of the Participant pursuant to a qualified domestic relations order.  A Beneficiary, transferee, or other person claiming any rights under the Plan from or through any Participant shall be subject to all terms and conditions of the Plan and any Award Agreement applicable to such Participant, except as otherwise determined by the Committee, and to any additional terms and conditions deemed necessary or appropriate by the Committee.

(c)           Adjustments.  In the event that any dividend, capital gains distribution or other distribution (whether in the form of cash, Common Stock or other property), recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, liquidation, dissolution or other similar corporate transaction or event affects the Common Stock such that an adjustment is determined by the Committee to be appropriate under the Plan, then the Committee shall, in such manner as it may deem equitable, adjust any or all of (i) the aggregate number of shares of Common Stock subject to the Plan as set forth in Section 4(a), (ii) the number and kind of shares of Common Stock which may be delivered in connection with Awards granted thereafter, (iii) the number and kind of shares of Common Stock by which per-

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person Award limitations are measured under Section 5 hereof, (iv) the number and kind of shares of Common Stock subject to or deliverable in respect of outstanding Awards and (v) the exercise price or grant price relating to any Award and/or make provision for payment of cash or other property in respect of any outstanding Award.  In addition, the Committee is authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events (including, without limitation, events described in the preceding sentence, as well as acquisitions and dispositions of businesses and assets) affecting the Corporation, any Subsidiary or any business unit, or the financial statements of the Corporation or any Subsidiary or business unit, or in response to changes in applicable laws, regulations, accounting principles, tax rates and regulations or business conditions or in view of the Committee’s assessment of the business strategy of the Corporation, any Subsidiary or business unit thereof, performance of comparable organizations, economic and business conditions, personal performance of a Participant, and any other circumstances deemed relevant, provided that no such adjustment shall be authorized or made if and to the extent that such authority or the making of such adjustment would cause (i) Awards granted under Section 6 hereof and intended to qualify as “performance-based compensation” under Code Section 162(m) and regulations thereunder to otherwise fail to qualify as “performance-based compensation” under Code Section 162(m) and regulations thereunder or (ii) Awards that provide for a “deferral of compensation” within the meaning of Section 409A to fail to satisfy the requirements of Section 409A.  Furthermore, in the event a capital gains distribution is made to the Corporation’s stockholders, the exercise price of outstanding Options and the grant price of outstanding Stock Appreciation Rights issued under the Plan may be adjusted in accordance with Sections 6(b)(i) and 6(c)(i), respectively.

(d)           Change in Control.  Notwithstanding any other provision of the Plan, if a Change in Control shall occur, then, unless prior to the occurrence thereof, the Board of Directors shall determine otherwise by vote of at least two-thirds of its members, except with respect to previously granted and outstanding Awards subject to Section 409A for which no such determination may be made, (i) all Options and Stock Appreciation Rights then outstanding pursuant to the Plan shall forthwith become fully exercisable whether or not then exercisable, (ii) all restrictions on all Restricted Stock awarded under the Plan shall forthwith lapse, (iii) all outstanding Restricted Stock Units, Deferred Stock Units and Cash Awards shall forthwith be paid in cash or settled by the issuance of Common Stock thereunder and (iv) all Performance Awards shall be paid out as if each performance period had been completed or satisfied and as if achievement of the applicable performance goals was sufficient to enable a payment equal to the maximum amount provided for in the Performance Awards.

(e)           Taxes.  The Corporation is authorized to withhold from any Award granted, any payment relating to an Award under the Plan, including from a distribution of Common Stock, or any payroll or other payment to a Participant, amounts of

22

withholding and other taxes due or potentially payable in connection with any transaction involving an Award, and to take such other action as the Committee may deem advisable to enable the Corporation and Participants to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any Award.  This authority shall include authority to withhold or receive Common Stock or other property and to make cash payments in respect thereof in satisfaction of a Participant’s tax obligations, either on a mandatory or elective basis in the discretion of the Committee.

(f)           Changes to the Plan and Awards.  The Board of Directors may amend, alter, suspend, discontinue or terminate the Plan without the consent of stockholders or Participants, except that any amendment or alteration to the Plan shall be subject to the approval of the Corporation’s stockholders if such stockholder approval is required by any federal or state law or regulation or the rules of any stock exchange or automated quotation system on which the Common Stock may then be listed or quoted, and the Board of Directors may otherwise, in its discretion, determine to submit other such changes to the Plan to stockholders for approval; provided that, subject to Section 10(c), without the consent of an affected Participant, no such Board action may materially and adversely affect the rights of such Participant under any previously granted and outstanding Award.  The Committee may waive any conditions or rights under, or amend, alter, suspend, discontinue or terminate any Award theretofore granted and any Award Agreement relating thereto to the extent permitted by applicable law and regulations, except as otherwise provided in the Plan; provided that, subject to Section 10(c) and Section 10(m), without the consent of an affected Participant, no such Committee action may materially and adversely affect the rights of such Participant under such Award.

(g)           Limitation on Rights Conferred under the Plan.  Neither the Plan nor any action taken hereunder shall be construed as (i) giving any Eligible Person or Participant the right to continue as an Eligible Person or Participant or in the employ or service of the Corporation, (ii) interfering in any way with the right of the Corporation to terminate any Eligible Person’s or Participant’s employment or service at any time, (iii) giving an Eligible Person or Participant any claim to be granted any Award under the Plan or to be treated uniformly with other Participants and employees, or (iv) conferring on a Participant any of the rights of a stockholder of the Corporation unless and until the Participant is duly issued or transferred shares of Common Stock in accordance with the terms of an Award.

(h)           Unfunded Status of Awards, Creation of Trusts.  The Plan is intended to constitute an “unfunded” plan for incentive and deferred compensation.  With respect to any payments not yet made to a Participant or obligation to deliver Common Stock pursuant to an Award, nothing contained in the Plan or any Award shall give any such Participant any rights that are greater than those of a general creditor of the Corporation; provided that the Committee may authorize the creation of trusts and deposit therein cash,

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 Common Stock, other Awards or other property, or make other arrangements to meet the Corporation’s obligations under the Plan.  Such trusts or other arrangements shall be consistent with the “unfunded” status of the Plan except as otherwise determined by the Committee with the consent of each affected Participant.

(i)           Nonexclusivity of the Plan.  Neither the adoption of the Plan by the Board of Directors nor its submission to the stockholders of the Corporation for approval shall be construed as creating any limitations on the power of the Board of Directors or a committee thereof to adopt such other incentive arrangements as it may deem desirable including incentive arrangements and awards which do not qualify under Code Section 162(m).

(j)           Fractional Shares.  No fractional shares of Common Stock shall be issued or delivered pursuant to the Plan or any Award.  The Committee shall determine whether cash, other Awards or other property shall be issued or paid in lieu of such fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

(k)           Governing Law.  The validity, construction and effect of the Plan, any rules and regulations under the Plan, and any Award Agreement shall be determined in accordance with the Maryland General Corporation Law, without giving effect to principles of conflicts of laws, and applicable federal law.

(l)           Plan Effective Date and Stockholder Approval.  The Plan has been adopted by the Board of Directors, including all of the Non-Employee Directors, and will become effective upon approval of the Plan by the stockholders of the Corporation.  The Plan shall be reviewed by the Board of Directors no less frequently than annually.  The Plan shall remain in effect until all Awards have been exercised or terminated under the terms of the Plan and applicable Award Agreements; provided, however, that Awards under the Plan may be granted only within ten (10) years from the Effective Date.

(m)           Compliance with Section 409A.

(i)           The Plan and the Award Agreements are intended to either comply with or be exempt from Section 409A, and, to the maximum extent permitted, the Plan and the Award Agreements shall be interpreted and construed accordingly.  Notwithstanding the foregoing, payments under the Plan and the Award Agreements will be interpreted to be exempt from Section 409A to the maximum extent possible.  The Committee shall have the discretion and authority to amend the Plan or any Award Agreement at any time to satisfy any requirements of Section 409A or rulings or other guidance published by the U.S. Treasury Department interpreting Section 409A (including, without limitation, correction

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                programs).  Notwithstanding anything in the Plan or any Award Agreement to the contrary, in no event shall the Corporation, any of its affiliates or its agents, or any member of the Board of Directors have any liability for any taxes imposed in connection with a failure of the
                Plan or any Award Agreement to comply with Section 409A.

(ii)           For purposes of any provision of the Plan or any Award Agreement that provides for the payment of an amount that is a “deferral of compensation” (within the meaning of Section 409A) upon or as a result of a termination of employment, a termination of employment shall not be deemed to have occurred unless such termination of employment is also a “separation from service” within the meaning of Section 409A.

(iii)           For purposes of any provision of the Plan or any Award Agreement that provides for the payment of an amount that is a “deferral of compensation” (within the meaning of Section 409A) upon or as a result of a termination of employment, then, notwithstanding any other provision in the Plan or any Award Agreement to the contrary, such payment will not be made to an Eligible Person or Participant until the day after the date that is six months following the separation from service date (the “Specified Employee Payment Date”), but only if, as of such separation from service date, such  Eligible Person or Participant is a “specified employee” (as defined under Section 409A and pursuant to any relevant procedures that the Corporation may establish).  For the avoidance of doubt, on the Specified Employee Payment Date, the Eligible Person or Participant will be paid in a single lump sum all payments that otherwise would have been made to him or her under the Plan or any Award Agreement during that six-month period but were not because of this paragraph.  This paragraph will not be applicable after the Eligible Person’s or Participant’s death.

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Exhibit C

AUTHORIZATION OF THE BOARD OF DIRECTORS

OF THE ADAMS EXPRESS COMPANY

RESOLVED, that the establishment by this Company of an incentive compensation plan, to be known as the “The Adams Express Company 2015 Incentive Compensation Plan” (the “Plan”), substantially in the form presented to, and ordered filed with the supporting records for, this meeting, be, and it hereby is, authorized and approved; provided that the effectiveness of the Plan shall be subject to receipt by this Company of the Order (as defined below), adoption of the Plan in its final form by the Board of Directors of this Company and the approval of the Plan by the stockholders of this Company; and further

RESOLVED, that the officers of this Company be, and each of them hereby is, authorized and directed to prepare, execute and file, or to cause to be prepared, executed and filed, with the Securities and Exchange Commission an application or applications (the “Application”) pursuant to Sections 6(c), 17(d) and 23(c)(3) of the Investment Company Act of 1940, as amended (the “Act”), and Rule 17d-1 thereunder, or such other sections thereof or rules thereunder as may be necessary or appropriate, for an order or orders, or amended order or orders (the “Order”), of exemption from the Act, and any amendments to the Application as may be necessary or appropriate, in each case to permit this Company to adopt and operate the Plan, substantially in the form presented to, and ordered filed with the supporting records for, this meeting; and further

RESOLVED, that the officers of this Company be, and each of them hereby is, authorized to take such further action, and to make such representations on behalf of this Company, in any matters relating to the Application or any amendment thereto as they or any of them may approve as necessary or desirable; and further

RESOLVED, that the officers of this Company be, and each of them hereby is, authorized and empowered, in the name and on behalf of this Company and under its corporate seal or otherwise, to do or perform, or cause to be done or performed, all such acts, deeds and things, and to make, execute and deliver, or cause to be made, executed or delivered, all such agreements, undertakings, documents, instruments or certificates as such officer or officers may deem necessary or appropriate to effectuate or carry out fully the purpose and intent of the foregoing resolutions.

*   *   *   *   *

I, Lawrence L. Hooper, Jr., the duly elected Vice President, General Counsel and Secretary of The Adams Express Company, a Maryland corporation, hereby certify the foregoing to be a true copy of the resolution adopted at a meeting of the Board of Directors of the Company on April 10, 2014, at which meeting a quorum of the Board was present and voted on the resolution.  I further certify that the said resolution continues in full force and effect.

WITNESS my hand this 12th day of September, 2014.

By:	/s/ Lawrence L. Hooper, Jr.
Lawrence L. Hooper, Jr. Vice President, General Counsel and Secretary

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Exhibit D

AUTHORIZATION OF THE BOARD OF DIRECTORS

OF PETROLEUM & RESOURCES CORPORATION

RESOLVED, that the establishment by this Corporation of an incentive compensation plan, to be known as the “Petroleum & Resources Corporation 2015 Incentive Compensation Plan” (the “Plan”), substantially in the form presented to, and ordered filed with the supporting records for, this meeting, be, and it hereby is, authorized and approved; provided that the effectiveness of the Plan shall be subject to receipt by this Corporation of the Order (as defined below), adoption of the Plan in its final form by the Board of Directors of this Corporation and the approval of the Plan by the stockholders of this Corporation; and further

RESOLVED, that the officers of this Corporation be, and each of them hereby is, authorized and directed to prepare, execute and file, or to cause to be prepared, executed and filed, with the Securities and Exchange Commission an application or applications (the “Application”) pursuant to Sections 6(c), 17(d) and 23(c)(3) of the Investment Company Act of 1940, as amended (the “Act”), and Rule 17d-1 thereunder, or such other sections thereof or rules thereunder as may be necessary or appropriate, for an order or orders, or amended order or orders (the “Order”), of exemption from the Act, and any amendments to the Application as may be necessary or appropriate, in each case to permit this Corporation to adopt and operate the Plan, substantially in the form presented to, and ordered filed with the supporting records for, this meeting; and further

RESOLVED, that the officers of this Corporation be, and each of them hereby is, authorized to take such further action, and to make such representations on behalf of this Corporation, in any matters relating to the Application or any amendment thereto as they or any of them may approve as necessary or desirable; and further

RESOLVED, that the officers of this Corporation be, and each of them hereby is, authorized and empowered, in the name and on behalf of this Corporation and under its corporate seal or otherwise, to do or perform, or cause to be done or performed, all such acts, deeds and things, and to make, execute and deliver, or cause to be made, executed or delivered, all such agreements, undertakings, documents, instruments or certificates as such officer or officers may deem necessary or appropriate to effectuate or carry out fully the purpose and intent of the foregoing resolutions.

*   *   *   *   *

I, Lawrence L. Hooper, Jr., the duly elected Vice President, General Counsel and Secretary of Petroleum & Resources Corporation, a Maryland corporation, hereby certify the foregoing to be a true copy of the resolution adopted at a meeting of the Board of Directors of the Corporation on April 10, 2014, at which meeting a quorum of the Board was present and voted on the resolution.  I further certify that the said resolution continues in full force and effect.

WITNESS my hand this 12th day of September, 2014.

By:	/s/ Lawrence L. Hooper, Jr.
Lawrence L. Hooper, Jr. Vice President, General Counsel and Secretary

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Exhibit E

VERIFICATION OF THE ADAMS EXPRESS COMPANY

The undersigned states that he has duly executed the attached exemptive order application dated September 12, 2014 for and on behalf of The Adams Express Company; that he is Vice President, General Counsel and Secretary of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Lawrence L. Hooper, Jr.
Lawrence L. Hooper, Jr. Vice President, General Counsel and Secretary

Exhibit F

VERIFICATION OF PETROLEUM & RESOURCES CORPORATION

The undersigned states that he has duly executed the attached exemptive order application dated September 12, 2014 for and on behalf of Petroleum & Resources Corporation; that he is Vice President, General Counsel and Secretary of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Lawrence L. Hooper, Jr.
Lawrence L. Hooper, Jr. Vice President, General Counsel and Secretary